UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

June 2024

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐     No  ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐     No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐     No  ☒

Interim Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Santiago, Chile
June 30, 2024 and December 31, 2023

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Interim Consolidated Financial Statements at June 30, 2024 (non-audited) and December 31, 2023

INDEPENDENT AUDITOR’S REVIEW REPORT

Santiago, July 30, 2024

To the Shareholders and Directors

Embotelladora Andina S.A.

Results of the review of interim consolidated financial information

We have reviewed the accompanying interim consolidated financial statements of Embotelladora Andina S.A and subsidiaries which comprise the interim consolidated statement of financial position as of June 30, 2024, and the related interim consolidated statements of income and comprehensive income for the three- and six-month periods ended June 30, 2024 and 2023, the related interim consolidated statements of cash flows and of changes in equity for the six-month periods then ended, and the related notes to the interim consolidated financial statements (collectively referred to as interim consolidated financial information).

Based on our review, we are not aware of any material modification that should be made to the interim consolidated financial reporting to conform to IAS 34 “Interim Financial Reporting” incorporated in the International Financial Reporting Standards issued by the International Accounting Standards Board.

Basis for the review results

We conducted our review in accordance with Chilean Generally Accepted Auditing Standards applicable to reviews of interim financial information. A review of interim financial information consists mainly of applying analytical procedures and making inquiries with those responsible for accounting and financial matters. A review of interim financial information is substantially less in scope than an audit performed in accordance with Chilean Generally Accepted Auditing Standards, the objective of which is the expression of an opinion on the interim financial information as a whole. Consequently, we do not express such an opinion. According to the ethical requirements relevant to our review, we are required to be independent of Embotelladora Andina S.A. and subsidiaries and to comply with the other ethical responsibilities in accordance with such requirements. We believe that the results of the review procedures provide a reasonable basis for our conclusion.

Management’s responsibility for the consolidated interim financial reporting

Management of Embotelladora Andina S.A. is responsible for the preparation and fair presentation of the interim consolidated financial information in accordance with IAS 34 “Interim financial reporting” included in the International Financial Reporting Standards issued by the International Accounting Standards Board. This responsibility includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of consolidated interim financial reporting that is free of material misstatement, whether due to fraud or error.

Other matters – Statement of financial position at December 31, 2023

On January 30, 2024, we issued an unqualified opinion on the consolidated financial statements as of December 31, 2023 and 2022 of Embotelladora Andina S.A. and subsidiaries, which include the consolidated statement of financial position as of December 31, 2023 presented in the accompanying interim consolidated financial statements, together with the related notes.

Sergio Tubío L.
RUT: 21.175.581-4

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

I.	Interim Consolidated Statements of Financial Position at June 30, 2024 (non-audited) and December 31, 2023	1

II.	Interim Consolidated Statements of Income by Function (non-audited)	3

III.	Interim Consolidated Statements of Comprehensive (Loss) Income (non-audited)	4

IV.	Interim Consolidated Statements of Changes in Equity (non-audited)	5

V.	Interim Consolidated Statements of Direct Cash Flows (non-audited)	6

VI.	Notes to the Interim Consolidated Financial Statements	7

Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

June 30, 2024 (non-audited) and December 31, 2023

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

as of June 30, 2024 and December 31, 2023

ASSETS	NOTE	06.30.2024	12.31.2023
		ThCh$	ThCh$
Current assets:

Cash and cash equivalents	4	232,431,139	303,683,683
Other financial assets	5	73,305,005	67,285,793
Other non-financial assets	6	49,268,535	19,311,851
Trade and other accounts receivable, net	7	220,675,009	298,892,164
Accounts receivable from related companies	12.1	7,532,124	16,161,318
Inventory	8	260,642,109	233,053,160
Current tax assets	9	51,400,070	43,383,058
Total Current Assets		895,253,991	981,771,027

Non-Current Assets:
Other financial assets	5	118,517,632	93,316,339
Other non-financial assets	6	55,738,503	59,412,482
Trade and other receivables	7	311,948	371,401
Accounts receivable from related parties	12.1	108,021	108,021
Investments accounted for under the equity method	14	87,484,843	91,799,267
Intangible assets other than goodwill	15	695,434,778	695,926,565
Goodwill	16	141,357,862	122,103,802
Property, plant and equipment	11	1,000,739,187	872,388,811
Deferred tax assets	10.2	4,691,443	4,323,174
Total Non-Current Assets		2,104,384,217	1,939,749,862

Total Assets		2,999,638,208	2,921,520,889

The accompanying notes 1 to 33 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

as of June 30, 2024 and December 31, 2023

LIABILITIES AND EQUITY	NOTE	06.30.2024	12.31.2023
		ThCh$	ThCh$
LIABILITIES
Current Liabilities
Other financial liabilities	17	94,831,131	52,997,001
Trade and other accounts payable	18	343,123,937	428,911,984
Accounts payable to related parties	12.2	84,007,818	96,045,624
Other provisions	19	1,730,385	1,314,106
Tax liabilities	9	31,240,065	13,411,621
Employee benefits current provisions	13	45,370,187	57,817,800
Other non-financial liabilities	20	9,129,503	42,373,160
Total Current Liabilities		609,433,026	692,871,296

Other financial liabilities	17	1,041,027,234	1,044,325,833
Trade accounts and other accounts payable	18	2,291,931	2,392,555
Accounts payable to related companies	12.2	3,590,578	6,007,041
Other provisions	19	55,728,062	53,487,790
Deferred tax liabilities	10.2	203,690,684	180,470,219
Employee benefits non-current provisions	13	19,042,868	18,473,946
Other non-financial liabilities	20	4,718,015	2,506,795
Total Non-current liabilities		1,330,089,372	1,307,664,179

EQUITY	21
Issued capital		270,737,574	270,737,574
Retained earnings		915,737,225	769,311,795
Other reserves		(161,105,519)	(153,758,842)
Equity attributable to owners of the parent		1,025,369,280	886,290,527
Non-controlling interests		34,746,530	34,694,887
Total Equity		1,060,115,810	920,985,414
Total Liabilities and Equity		2,999,638,208	2,921,520,889

The accompanying notes 1 to 33 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Income by Function

For the periods ended June 30, 2024 and 2023 (non-audited)

		01.01.2024	01.01.2023	04.01.2024	04.01.2023
	NOTE	06.30.2024 (non-audited)	06.30.2023 (non-audited)	06.30.2024 (non-audited)	06.30.2023 (non-audited)
		ThCh$	ThCh$	ThCh$	ThCh$
Net sales		1,485,737,706	1,325,983,236	672,192,943	614,428,137
Cost of sales	25	(893,887,610)	(807,871,786)	(411,795,531)	(377,809,174)
Gross Profit		591,850,096	518,111,450	260,397,412	236,618,963
Other income	26	667,398	735,838	309,304	545,558
Distribution expenses	25	(129,631,283)	(124,057,837)	(60,382,984)	(56,435,534)
Administrative expenses	25	(262,372,520)	(224,185,181)	(126,432,463)	(110,501,753)
Other expenses	27	(19,558,316)	(8,343,635)	(10,122,596)	(3,671,747)
Other (loss) gains	29	-	(25,763,431)	-	(25,763,411)
Financial income	28	9,987,533	20,406,106	6,152,459	8,522,362
Financial expenses	28	(31,340,386)	(29,642,361)	(15,719,600)	(15,713,971)
Share of profit (loss) of investments in associates and joint ventures accounted for using the equity method	14.3	1,099,758	840,212	(75,936)	(230,049)
Foreign exchange differences		(8,384,012)	(8,996,860)	(7,988,580)	(4,242,335)
Income by indexation units		7,140,951	(11,143,324)	2,689,040	(521,267)
Net income before income taxes		159,459,219	107,960,977	48,826,056	28,606,816
Income tax expense	10.1	(65,085,162)	(53,467,662)	(23,950,698)	(16,611,371)
Net income		94,374,057	54,493,315	24,875,358	11,995,445

Net income attributable to
Owners of the controller		93,588,460	52,931,370	24,601,560	12,191,866
Non-controlling interests		785,597	1,561,945	273,798	(196,421)
Net income		94,374,057	54,493,315	24,875,358	11,995,445

Earnings per Share, basic and diluted in ongoing operations
Earnings per Series A Share	21.5	94.16	53.26	24.75	12.27
Earnings per Series B Share	21.5	103.58	58.58	27.23	13.49

The accompanying notes 1 to 33 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the periods ended June 30, 2024 and 2023 (non-audited)

	01.01.2024	01.01.2023	04.01.2024	04.01.2023
	06.30.2024 (non-audited)	06.30.2023 (non-audited)	06.30.2024 (non-audited)	06.30.2023 (non-audited)
	ThCh$	ThCh$	ThCh$	ThCh$
Other Comprehensive Income
Net income	94,374,057	54,493,315	24,875,358	11,995,445
Components of other comprehensive income that will not be reclassified to net income for the period, before taxes
Actuarial Gains (losses) from defined benefit plans	(1,374,810)	(153,811)	(1,789,545)	(1,425,399)
Components of other comprehensive income that will be reclassified to net income for the period, before taxes
Gain (losses) from exchange rate translation differences	(32,696,415)	(130,673,648)	(135,060,638)	(7,523,018)
Gain (losses) from cash flow hedges	17,647,695	52,134,500	15,369,045	(23,063,717)
Income tax related to components of other comprehensive income that will not be reclassified to net income for the period
Income tax benefit related to defined benefit plans	371,199	41,529	483,177	384,858

Income tax related to components of other comprehensive income that will be reclassified to net income for the period
Income tax related to exchange rate translation differences	14,428,847	41,737,703	40,684,316	2,524,119
Income tax related to cash flow hedges
Other comprehensive income, total	(5,508,210)	(13,909,829)	(4,857,468)	6,263,713
Total comprehensive income	(7,131,694)	(50,823,556)	(85,171,113)	(22,839,444)
Total comprehensive income attributable to:	87,242,363	3,669,759	(60,295,755)	(10,843,999)
Equity holders of the controller
Non-controlling interests	86,241,783	2,364,212	(60,124,927)	(10,680,680)
Total comprehensive income	1,000,580	1,305,547	(170,828)	(163,319)
Net income	87,242,363	3,669,759	(60,295,755)	(10,843,999)

The accompanying notes 1 to 33 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the periods ended June 30, 2024 and 2023 (non-audited)

		Other reserves
	Issued capital	Reserves for Exchange rate differences	Cashflow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling equity	Non-controlling interests	Total equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance 01.01.2024	270,737,574	(556,832,899)	(24,064,386)	(6,013,183)	433,151,626	(153,758,842)	769,311,795	886,290,527	34,694,887	920,985,414
Changes in equity
Comprehensive income
Earnings	-	-	-	-	-	-	93,588,460	93,588,460	785,597	94.374.057
Other comprehensive income	-	(18,526,692)	12,136,263	(956,248)		(7,346,677)	-	(7,346,677)	214,983	(7.131.694)
Comprehensive income	-	(18,526,692)	12,136,263	(956,248)	-	(7,346,677)	93,588,460	86,241,783	1,000,580	87.242.363
Dividends	-	-	-	-	-		(61,621,722)	(61,621,722)	(969,411)	(62,591,133)
Increase (decrease) from other changes *	-	-	-	-	-		114,458,692	114,458,692	20,474	114,479,166
Total changes in equity	-	(18,526,692)	12,136,263	(956,248)	-	(7,346,677)	146,425,430	139,078,753	51,643	139,130,396
Ending balance at 06.30.2024	270,737,574	(575,359,591)	(11,928,123)	(6,969,431)	433,151,626	(161,105,519)	915,737,225	1,025,369,280	34,746,530	1,060,115,810

		Other reserves
	Issued capital	Reserves for exchange rate differences	Cash Flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total Other reserves	Retained earnings	Controlling equity	Non-controlling interests	Total equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance 01.01.2023	270,737,574	(495,483,366)	(62,344,501)	(7,776,316)	433,151,626	(132,452,557)	716,975,127	855,260,144	28,142,508	883,402,652
Changes in equity
Comprehensive income
Earnings	-	-	-	-	-	-	52,931,370	52,931,370	1,561,945	54.493.315
Other comprehensive income	-	(88,596,704)	38,116,965	(87,419)	-	(50,567,158)	-	(50,567,158)	(256,398)	(50.823.556)
Comprehensive income	-	(88,596,704)	38,116,965	(87,419)		(50,567,158)	52,931,370	2,364,212	1,305,547	3.669.759
Dividends	-	-	-	-	-		(78,518,000)	(78,518,000)	(325,995)	(78,843,995)
Increase (decrease) from other changes *	-	-	-	-	-		75,469,884	75,469,884	2,120,000	77,589,884
Total changes in equity	-	(88,596,704)	38,116,965	(87,419)	-	(50,567,158)	49,883,254	(683,904)	3,099,552	2,415,648
Ending balance as of 06.30.2023	270,737,574	(584,080,070)	(24,227,536)	(7,863,735)	433,151,626	(183,019,715)	766,858,381	854,576,240	31,242,060	885,818,300

*Corresponds mainly to inflation effects on the equity of our Subsidiaries in Argentina (see Note 2.5.1)

The accompanying notes 1 to 33 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Direct Cash Flows

For the periods ended June 30, 2024 and 2023

		01.01.2024	01.01.2023
Cash flows provided by (used in) Operating Activities	NOTE	06.30.2024	06.30.2023
		ThCh$	ThCh$
Cash flows provided by Operating Activities
Receipts from the sale of goods and the rendering of services (including taxes)		2,230,035,634	1,980,908,724
Payments for Operating Activities
Payments to suppliers for goods and services (including taxes)		(1,588,278,300)	(1,416,684,477)
Payments to and on behalf of employees		(172,576,097)	(142,264,721)
Other payments for operating activities (value-added taxes on purchases, sales and others)		(255,029,404)	(228,683,894)
Dividends received		2,752,778	1,613,807
Interest payments		(26,457,204)	(30,726,785)
Interest received		6,998,256	11,924,717
Income tax payments		(47,659,271)	(45,753,944)
Other cash movements (tax on bank debits Argentina and others)		(3,663,426)	(3,325,241)
Cash flows provided by (used in) Operating Activities		146,122,966	127,008,186

Cash flows provided by (used in) Investing Activities
Cash flows used in acquiring non-controlling interests		77,361	-
Proceeds from sale of Property, plant and equipment		(147,570,101)	(119,058,910)
Purchase of Property, plant and equipment		-	-
Payment on forward, term option and financial exchange agreements		-	-
Collection on forward, term, option and financial exchange agreements		-	40,478
Other (payments) redemptions for (purchases) of financial instruments		-	63,159,390
Other cash inflows (outflows)		(369,626)	(132,540)
Net cash flows used in Investing Activities		(147,862,366)	(55,991,582)

Cash Flows generated from (used in) Financing Activities

Proceeds from changes in ownership interests in subsidiaries		-	2,119,966
Proceeds (payments) from short term loans		41,353,395	30,727,938
Loan payments		(6,608,885)	(46,444)
Lease liability payments		(4,705,578)	(3,382,950)
Dividend payments by the reporting entity		(94,798,600)	(107,341,063)
Other cash inflows (outflows) (placement and payment of public debt)		1,415,423	2,066,578
Net cash flows (used in) generated by Financing Activities		(63,344,245)	(75,855,975)
Net increase in cash and cash equivalents before exchange differences		(65,083,645)	(4,839,371)
Effects of exchange differences on cash and cash equivalents		6,964,819	(23,819,272)
Effects of inflation in cash and cash equivalents in Argentina		(13,133,718)	(14,033,688)
Net increase (decrease) in cash and cash equivalents		(71,252,544)	(42,692,331)
Cash and cash equivalents – beginning of period	4	303,683,683	291,681,987
Cash and cash equivalents - end of period	4	232,431,139	248,989,656

The accompanying notes 1 to 33 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

1 – CORPORATE INFORMATION

Embotelladora Andina S.A. RUT (Chilean Taxpayer Id. N°) 91.144.000-8 (hereinafter “Andina,” and together with its subsidiaries, the “Company”) is an open stock corporation, whose corporate address and principal offices are located at Miraflores 9153, borough of Renca, Santiago, Chile. The Company is registered in the Securities Registry of the Chilean Financial Market Commission (hereinafter "CMF"), and pursuant to Chile’s Law 18,046 is subject to the supervision of this entity. It is also registered with the U.S. Securities and Exchange Commission (hereinafter “SEC”) and its stock is traded on the New York Stock Exchange since 1994.

The principal activity of Embotelladora Andina S.A. is to produce, bottle, commercialize and distribute the products under registered trademarks of The Coca-Cola Company (TCCC), as well as commercialize and distribute some brands of other companies such as Monster, AB InBev, Diageo and Capel, among others. The Company maintains operations and is licensed to produce, commercialize and distribute such products in certain territories in Chile, Brazil, Argentina and Paraguay

In Chile, the territories in which it has TCCC’s franchise are the Metropolitan Region; the province of San Antonio, the V Region; the province of Cachapoal including the commune of San Vicente de Tagua-Tagua, the VI Region; the II Region of Antofagasta; the III Region of Atacama, the IV Region of Coquimbo XI Region de Aysén del General Carlos Ibáñez del Campo; XII Region of Magallanes and Chilean Antarctic. In Brazil, the aforementioned franchise covers much of the state of Rio de Janeiro, the entire state of Espirito Santo, and part of the states of São Paulo and Minas Gerais. In Argentina it includes the provinces of Córdoba, Mendoza, San Juan, San Luis, Entre Ríos, as well as part of the provinces of Santa Fe and Buenos Aires, Chubut, Santa Cruz, Neuquén, Río Negro, La Pampa, Tierra del Fuego, Antarctica and South Atlantic Islands. Finally, in Paraguay the territory comprises the whole country. The bottling agreement for the territories in Argentina expires in September 2027; for the territories in Brazil, it expires in October 2027; for the territories in Chile it expires in December 2024, and for the territory in Paraguay it expires in March 2028. Said agreements are renewable upon the request of Embotelladora Andina S.A. and at the sole discretion of The Coca-Cola Company.

As of the date of these consolidated financial statements, regarding Andina’s principal shareholders, the Controlling Group holds 53.58% of the outstanding shares with voting rights, corresponding to the Series A shares. The Controlling Group is composed of the Chadwick Claro, Garcés Silva, Said Handal and Said Somavía families, who control the Company in equal parts.

These Consolidated Financial Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its Subsidiaries, which were approved by the Board of Directors on July 30, 2024.

2 – BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND APPLICATION OF ACCOUNTING CRITERIA

2.1            Accounting principles and basis of preparation

The Company's Interim Consolidated Financial Statements for the period ended June 30, 2024 and fiscal year ended December 31, 2023 have been prepared in accordance with International Accounting Standard No. 34 (IAS34) as incorporated into the International Financial Reporting Standards (hereinafter "IFRS") issued by the International Accounting Standards Board (hereinafter "IASB").

These Interim Consolidated Financial Statements have been prepared following the going concern principle by applying the historical cost method, with the exception, according to IFRS, of those assets and liabilities that are recorded at fair value.

These Interim Consolidated Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its Subsidiaries as of June 30, 2024 and December 31, 2023 and the results of operations for the periods from January 1 to June 30, 2024 and 2023, with the statements of changes in equity and cash flows for the same periods.

These Consolidated Financial Statements have been prepared based on the accounting records maintained by the Parent Company and by the other entities that are part of the Company and are presented in thousands of Chilean pesos (unless expressly stated) as this is the functional and presentation currency of the Company. Foreign operations are included in accordance with the accounting policies established in Notes 2.5.

2.2            Subsidiaries and consolidation

Subsidiary entities are those companies directly or indirectly controlled by Embotelladora Andina. Control is obtained when the Company has power over the investee, when it has exposure or is entitled to variable returns from its involvement in the investee and when it has the ability to use its power to influence the amount of investor returns. They include assets and liabilities, results of operations, and cash flows for the periods reported. Income or losses from subsidiaries acquired or sold are included in the consolidated statements of income by function from the effective date of acquisition through the effective date of disposal, as applicable.

The acquisition method is used to account for the acquisition of subsidiaries. The consideration transferred for the acquisition of the subsidiary is the fair value of assets transferred, equity securities issued, liabilities incurred or assumed on the date that control is obtained. Identifiable assets acquired, and identifiable liabilities and contingencies assumed in a business combination are accounted for initially at their fair values at the acquisition date. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If the consideration is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Intercompany transactions, balances and unrealized gains on transactions between Group entities are eliminated. Unrealized losses are also eliminated. When necessary, the accounting policies of the subsidiaries are modified to ensure uniformity with the policies adopted by the Group.

The interest of non-controlling shareholders is presented in the consolidated statement of changes in equity and the consolidated statement of income by function under "Non-Controlling Interest" and “Earnings attributable to non-controlling interests", respectively.

The consolidated financial statements include all assets, liabilities, income, expenses, and cash flows of the Company and its subsidiaries after eliminating balances and transaction among the Group’s entities, the subsidiary companies included in the consolidation are the following:

		Ownership interest
		06.30.2024			12.31.2023
Taxpayer ID	Company Name	Direct	Indirect	Total	Direct	Indirect	Total
96.842.970-1	Andina Bottling Investments S.A.	99.94	0.06	100.0	99.94	0.06	100.0
96.972.760-9	Andina Bottling Investments Dos S.A.	64.42	35.58	100.0	64.42	35.58	100.0
Foreign	Andina Empaques Argentina S.A.	-	99.98	99.98	-	99.98	99.98
96.836.750-1	Andina Inversiones Societarias SpA.	100.0	-	100.0	100.0	-	100.0
76.070.406-7	Embotelladora Andina Chile S.A.	99.99	0.01	100.0	99.99	0.01	100.0
Foreign	Embotelladora del Atlántico S.A.	0.92	99.07	99.99	0.92	99.07	99.99
96.705.990-0	Envases Central S.A.	59.27	-	59.27	59.27	-	59.27
Foreign	Paraguay Refrescos S.A.	0.08	97.75	97.83	0.08	97.75	97.83
76.276.604-3	Red de Transportes Comerciales Ltda.	99.85	0.15	100.0	99.85	0.15	100.0
77.427.659-9	Re-Ciclar S.A.	60.00	-	60.00	60.00	-	60.00
Foreign	Rio de Janeiro Refrescos Ltda.	-	99.99	99.99	-	99.99	99.99
78.536.950-5	Servicios Multivending Ltda.	99.9	0.10	100.0	99.9	0.10	100.0
78.861.790-9	Transportes Andina Refrescos Ltda.	99.9	0.01	100.0	99.9	0.01	100.0
96.928.520-7	Transportes Polar S.A.	99.9	0.01	100.0	99.9	0.01	100.0
76.389.720-6	Vital Aguas S.A.	66.5	-	66.5	66.5	-	66.5
93.899.000-k	VJ S.A.	15.0	50.00	65.0	15.0	50.00	65.0

2.3            Investments in associates

Ownership interest held by the Group in associates are recorded following the equity method. According to the equity method, the investment in an associate is initially recorded at cost. As of the date of acquisition, the investment in the statement of financial position is recorded by the proportion of its total assets, which represents the Group's participation in its capital, once adjusted, where appropriate, the effect of the transactions made with the Group, plus capital gains that have been generated in the acquisition of the company.

Dividends received from these companies are recorded by reducing the value of the investment and the results obtained by them, which correspond to the Group according to its ownership, are recorded under the item “Participation in profit (loss) of associates accounted for by the equity method.”

Associates are all entities over which the Group exercises significant influence but does not have control. Significant influence is the power to intervene in the financial and operating policy decisions of the associate, without having control or joint control over it. The results of these associates are accounted for using the equity method. Accounting policies of the associates are changed, where necessary, to ensure conformity with the policies adopted by the Company and unrealized gains are eliminated.

For associates located in Brazil, the financial statements accounted for using the equity method have a one-month lag because their reporting dates are different from those of Embotelladora Andina.

2.4            Financial reporting by operating segment

“IFRS 8 Operating Segments” requires that entities disclose information on the results of operating segments. In general, this is information that Management and the Board of Directors use internally to assess performance of segments and allocate resources to them. Therefore, the following operating segments have been determined based on geographic location:

•	Operation in Chile
•	Operation in Brazil
•	Operation in Argentina
•	Operation in Paraguay

2.5            Functional currency and presentation currency

2.5.1         Functional currency

Items included in the financial statements of each of the entities in the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The functional currency of each of the Operations is the following:

Company	Functional Currency
Embotelladora del Atlántico	Argentine Peso (ARS)
Embotelladora Andina	Chilean Peso (CLP)
Paraguay Refrescos	Paraguayan Guaraní (PYG)
Rio de Janeiro Refrescos	Brazil Real (BRL)

Foreign currency-denominated monetary assets and liabilities are converted to the functional currency at the observed exchange rate of each central bank, in effect on the closing date.

All differences arising from the liquidation or conversion of monetary items are recorded in the income statement, with the exception of the monetary items designated as part of the hedging of the Group's net investment in a business abroad. These differences are recorded under other comprehensive income until the disposal of the net investment, at which point they are reclassified to the income statement. Tax adjustments attributable to exchange differences in these monetary items are also recognized under other comprehensive income.

Non-monetary items that are valued at historical cost in a foreign currency are converted using the exchange rate in effect at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are converted using the exchange rate in effect at the date on which fair value is determined. Losses or gains arising from the conversion of non-monetary items measured at fair value are recorded in accordance with the recognition of losses or gains arising from the change in the fair value of the respective item (e.g., exchange differences arising from items whose fair value gains or losses are recognized in another overall result or in results are also recognized under comprehensive income).

Functional currency in hyperinflationary economies

Beginning July 2018, Argentina's economy is considered as hyperinflationary, according to the criteria established in the International Accounting Standard No. 29 “Financial information in hyperinflationary economies” (IAS 29). This determination was carried out based on a series of qualitative and quantitative criteria, including an accumulated inflation rate of more than 100% for three years. In accordance with IAS 29, the financial statements of companies in which Embotelladora Andina S.A. participates in Argentina have been retrospectively restated by applying a general price index to the historical cost, in order to reflect the changes in the purchasing power of the Argentine peso, as of the closing date of these financial statements.

Non-monetary assets and liabilities were restated since February 2003, the last date an inflation adjustment was applied for accounting purposes in Argentina. In this context, it should be mentioned that the Group made its transition to IFRS on January 1, 2004, applying the attributed cost exemption for Property, plant and equipment.

For consolidation purposes in Embotelladora Andina S.A. and as a result of the adoption of IAS 29, the results and financial position of our Argentine subsidiaries were converted to the closing exchange rate (ARS/CLP) at the date of presentation of these financial statements , in accordance with IAS 21 "Effects of foreign currency exchange rate variations", when dealing with a hyperinflationary economy.

The comparative amounts in the consolidated financial statements are those that were presented as current year amounts in the relevant financial statements of the previous year (i.e., not adjusted for subsequent changes in price level or exchange rates). This results in differences between the closing net equity of the previous year and the opening net equity of the current year and, as an accounting policy option, these changes are presented as follows: (a) the re-measurement of Opening balances under IAS 29 as an adjustment to equity and (b) subsequent effects, including re-expression under IAS 21 , as "Exchange rate differences in the conversion of foreign operations" under other comprehensive income.

The adjustment factor is derived from the National Consumer Price Index (CPI), which is published by the National Institute of Statistics and Census of the Argentine Republic (INDEC). Inflation for the periods January to June 2024 and from January to December 2023 amounted to 81.25% and 209.91%, respectively.

2.5.2            Presentation currency

The presentation currency is the Chilean peso, which is the functional currency of the parent company, for such purposes, the financial statements of subsidiaries are translated from the functional currency to the presentation currency as indicated below:

a.	Translation of financial statements whose functional currency does not correspond to hyperinflationary economies (Brazil and Paraguay)

Financial statements measured as indicated are translated to the presentation currency as follows:

•	The statement of financial position is translated to the closing exchange rate at the financial statement date and the income statement is translated at the average monthly exchange rates, the differences that result are recognized in equity under other comprehensive income.
•	Cash flow income statement are also translated at average exchange rates for each transaction.
•	In the case of the disposal of an investment abroad, the component of other comprehensive income (OCI) relating to that investment is reclassified to the income statement.

b.	Translation of financial statements whose functional currency corresponds to hyperinflationary economies (Argentina)

Financial statements of economies with a hyperinflationary economic environment, are recognized according to IAS 29 Financial Information in Hyperinflationary Economies, and subsequently converted to Chilean pesos as follows:

•	The statement of financial position sheet is translated at the closing exchange rate at the financial statements date.
•	The income statement is translated at the closing exchange rate at the financial statements date.
•	The statement of cash flows is converted to the closing exchange rate at the date of the financial statements.
•	For the disposal of an investment abroad, the component of other comprehensive income (OCI) relating to that investment is reclassified to the income statement.

In accordance with IAS 21 "Effects of Changes in Foreign Exchange Rates," we use the closing exchange rate to translate financial information into presentation currency. The official dollar whose value is determined by the Central Bank of Argentina (BCRA) is used to calculate the exchange rate for the presentation and preparation of the consolidated financial statements.

In the course of Argentine market transactions, there are a number of other types of U.S. dollar rates that may differ from the BCRA-calculated official rate. In the event that financial information is translated into the presentation currency using a non-official exchange rate, the consolidated figures of our Operation in Argentina may be affected.

2.5.3            Exchange rates

Exchange rates regarding the Chilean peso in effect at the end of each period are as follows:

Date	USD	BRL	ARS	PYG
06.30.2024	944.34	169.88	1.04	0.125
12.31.2023	877.12	181.17	1.08	0.120
06.30.2023	801.66	166.35	3.12	0.110

Exchange rates regarding the Chilean peso, calculated using average rates, used in the preparation of the Consolidated Financial Statements, are as follows:

Date	USD	BRL	PYG
06.30.2024	941.13	185.29	0.127
06.30.2023	805.68	158.82	0.111

For the translation of Argentine figures, closing rates (not average) are used, as described in Note 2.5.2 b.

2.6            Property, plant, and equipment

The elements of Property, plant and equipment, are valued for their acquisition cost, net of their corresponding accumulated depreciation, and of the impairment losses they have experienced.

The cost of the items of Property, plant and equipment include in addition to the price paid for the acquisition: i) the financial expenses accrued during the construction period that are directly attributable to the acquisition, construction or production of qualified assets, which are those that require a substantial period of time before being ready for use, such as production facilities. The Group defines a substantial period as one that exceeds twelve months. The interest rate used is that corresponding to specific financing or, if it does not exist, the weighted average financing rate of the Company making the investment; and ii) personnel expenses directly related to the construction in progress.

Construction in progress is transferred to operating assets after the end of the trial period when they are available for use, from which moment depreciation begins.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset only when it is probable that future economic benefits associated with the items of Property, plant and equipment will flow to the Company and the cost of the item can be measured reliably. Repairs and maintenance are charged to expense in the reporting period in which they are incurred.

Land is not depreciated since it has an indefinite useful life. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives.

The estimated useful lives by asset category are:

Assets	Range in years
Buildings	15-80
Plant and equipment	5-20
Warehouse installations and accessories	10-50
Furniture and supplies	4-5
Motor vehicles	4-10
IT equipment	3-5
Other Property, plant and equipment	3-10
Bottles and containers	1-8

The residual value and useful lives of Property, plant and equipment are reviewed and adjusted at the end of each fiscal year, if appropriate.

The Company assesses on each reporting date if there is evidence that an asset may be impaired. The Group estimates the recoverable amount of the asset, if there is evidence, or when an annual impairment test is required for an asset.

Gains and losses on disposals of property, plant, and equipment are calculated by comparing the proceeds to the carrying amount and are charged to other expenses by function or other gains, as appropriate in the statement of comprehensive income.

2.7	Intangible assets and Goodwill

2.7.1	Goodwill

Goodwill represents the excess of the consideration transferred over the Company’s interest in the net fair value of the net identifiable assets of the subsidiary and the fair value of the non-controlling interest in the subsidiary on the acquisition date. Since goodwill is an intangible asset with indefinite useful life, it is recognized separately and tested annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

Goodwill is carried at cost less accumulated impairment losses.

Gains and losses on the sale of an entity include the carrying amount of goodwill related to that entity.

Goodwill is assigned to each cash generating unit (CGU) or group of cash-generating units, from where it is expected to benefit from the synergies arising from the business combination. Such CGUs or groups of CGUs represent the lowest level in the organization at which goodwill is monitored for internal management purposes.

2.7.2	Distribution rights

Distribution rights are contractual rights to produce and/or distribute Coca-Cola brand products and other brands in certain territories in Argentina, Brazil, Chile and Paraguay. Distribution rights are born from the process of valuation at fair value of the assets and liabilities of companies acquired in business combinations. Distribution rights have an indefinite useful life and are not amortized, (as they are historically permanently renewed by The Coca-Cola Company) and therefore are subject to impairment tests on an annual basis.

2.7.3	Software

Carrying amounts correspond to internal and external software development costs, which are capitalized once the recognition criteria in IAS 38, Intangible Assets, have been met. Their accounting recognition is initially realized for their acquisition or production cost and, subsequently, they are valued at their net cost of their corresponding accumulated amortization and of the impairment losses that, if applicable, they have experienced. The aforementioned software is amortized within four years.

2.8	Impairment of non-financial assets

Assets that have an indefinite useful life, such as intangibles related to distribution rights and goodwill, are not amortized and are tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment. Assets that are subject to amortization are tested for impairment whenever there is an event or change in circumstances indicating that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying value of the asset exceeds its recoverable amount. The recoverable amount is the greater of an asset’s fair value less costs to sell or its value in use.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units - CGU). Cash-generating unit's recoverable amount has been determined on the basis of its value in use.

Regardless of what was stated in the previous paragraph, in the case of CGUs to which goodwill or intangible assets with an indefinite useful life have been assigned, the analysis of their recoverability is carried out systematically at the end of each fiscal year. These indications may include new legal provisions, change in the economic environment that affects business performance indicators, competition movements, or the disposal of an important part of a CGU.

Management reviews business performance based on geographic segments. Goodwill is monitored at the operating segment level that includes the different cash generating units in operations in Chile, Brazil, Argentina and Paraguay. The impairment of distribution rights is monitored geographically in the CGU or group of cash generating units, which correspond to specific territories for which distribution rights have been acquired for products owned by The Coca-Cola Company, as well as other minor investments.These cash generating units or groups of cash generating units are composed of the following segments:

-	Operation in Chile; (North Zone Antofagasta, Atacama and Coquimbo, Metropolitan Area
-	, Central Zone San Antonio and Cachapoal and Extreme South Zone of Aysen and Magallanes);

-	Operation in Argentina; (San Juan, Mendoza, San Luis, Córdoba, Santa Fé, Entre Ríos, La Pampa, Neuquén, Rio Negro, Chubut, Santa Cruz, Tierra del Fuego and western area of the Province of Buenos Aires);

-	Operation in Brazil (State of Rio de Janeiro and Espirito Santo, Ipiranga territories, investment in the Sorocaba associate and investment in the Leão Alimentos e Bebidas Ltda. associate);

-	Operation in Paraguay

To check if goodwill has suffered a loss due to impairment of value, the Company compares the book value thereof with its recoverable value, and recognizes an impairment loss, for the excess of the asset's carrying amount over its recoverable amount. To determine the recoverable values of the CGU, management considers the discounted cash flow method as the most appropriate.

The main assumptions used in the annual impairment test are:

a)	Discount rate

The discount rate applied in the annual impairment test carried out in 2023 was estimated using the CAPM (Capital Asset Pricing Model) methodology, which allows estimating a discount rate according to the level of risk of the CGU in the country where it operates. A nominal discount rate in local currency before tax is used according to the following table:

2023 Discount rates
Argentina	38.7%
Chile	10.3%
Brazil	11.2%
Paraguay	12.0%

b)	Other assumptions

The financial projections to determine the net present value of future cash flows of the CGUs are modeled based on the main historical variables and the respective approved budgets for each CGU.. In this regard, a conservative growth rate is used, taking into account the differences that exist in categories with high growth such as carbonated beverages, categories with medium growth such as waters and juices, and categories that are less developed and have lower margins such as alcohols. Additionally, the valuation model considers projections over 5 years based on perpetuity growth rates per operation, which follow a real growth according to long-term population growth expectations. In this sense, the variables with greatest sensitivity in these projections are the discount rates applied in the determination of the net present value of projected cash flows, growth perpetuities and EBITDA margins considered in each CGU.

In order to sensitize the impairment test, variations were made to the main variables used in the model. Ranges used for each of the modified variables are:

-	Discount Rate: Increase / Decrease of up to 200 bps as a value in the rate at which future cash flows are discounted to bring them to present value

-	Perpetuity: Increase / Decrease of up to 25 bps in the rate to calculate the perpetual growth of future cash flows

-	EBITDA margin: Increase / Decrease of 150 bps of EBITDA margin of operations, which is applied per year for the projected periods, that is, for the years 2024-2028

After modeling and valuing the different CGUs as a result of the tests performed as of December 31, 2023, no impairment were identified in any of the CGUs listed above, assuming conservative projections aligned with the history of the current markets. Thus, despite the deterioration of the macroeconomic conditions experienced by the economic conditions of the countries in which we operate, the impairment test yielded recovery values higher than the book values of assets, including those for the sensitivity calculations in the stress test conducted on the model for the 3 previously mentioned variables.

The yearly review of other investments revealed that, for the AdeS brand, specifically in the Chilean operation, the recoverable value was CLP 1,627 million less than the book value recorded in the Financial Statements, which were reduced from their book value as of December 2023. This is noteworthy even though no impairment indicators were found for the CGUs mentioned above. The negative trend in the seeds segment's sales and the brand's overall decline in relevance in the local vegetable market are the primary causes of the lower valuation of AdeS in Chile.

As a result of the ongoing monitoring of the cash flows of the various cash-generating units, at the end of the quarter there were no indications of impairment that would require us to run our models to determine a material change from year-end 2023.

2.9	Financial instruments

A financial instrument is any contract that results in the recognition of a financial asset in one entity and a financial liability or equity instrument in another entity.

2.9.1	Financial assets

Pursuant to IFRS 9 “Financial Instruments”, except for certain trade accounts receivable, the Group initially measures a financial asset at its fair value plus transaction costs, in the case of a financial asset that is not at fair value, reflecting changes in P&L.

The classification is based on two criteria: (a) the Group's business model for the purpose of managing financial assets to obtain contractual cash flows; and (b) if the contractual cash flows of financial instruments represent "solely payments of principal and interest” on the outstanding principal amount (the “SPPI criterion”). According to IFRS 9, financial assets are subsequently measured at (i) fair value with changes in P&L (FVPL), (ii) amortized cost or (iii) fair value through other comprehensive income (FVOCI).

The subsequent classification and measurement of the Group's financial assets are as follows:

-	Financial asset at amortized cost for financial instruments that are maintained within a business model with the objective of maintaining the financial assets to collect contractual cash flows that meet the SPPI criterion. This category includes the Group’s trade and other accounts receivable.

-	Financial assets measured at fair value with changes in other comprehensive income (FVOCI), with gains or losses recognized in P&L at the time of liquidation. Financial assets in this category correspond to the Group's instruments that meet the SPPI criterion and are kept within a business model both to collect cash flows and to sell.

Other financial assets are classified and subsequently measures as follows:

-	Equity instruments at fair value with changes in other comprehensive income (FVOCI) without recognizing earnings or losses in P&L at the time of liquidation. This category only includes equity instruments that the Group intends to keep in the foreseeable future and that the Group has irrevocably chosen to classify in this category in the initial recognition or transition.

-	Financial assets at fair value with changes in P&L (FVPL) include derivative instruments and equity instruments quoted that the Group had not irrevocably chosen to classify at FVOCI in the initial recognition or transition. This category also includes debt instruments whose cash flow characteristics do not comply with the SPPI criterion or are not kept within a business model whose objective is to recognize contractual cash flows or sale.

A financial asset (or, where applicable, a portion of a financial asset or a portion of a group of similar financial assets) is initially disposed (for example, canceled in the Group's consolidated financial statements) when:

-	The rights to receive cash flows from the asset have expired,

-	The Group has transferred the rights to receive the cash flows of the asset or has assumed the obligation to pay all cash flows received without delay to a third party under a transfer agreement; and the Group (a) has substantially transferred all risks and benefits of the asset, or (b) has not substantially transferred or retained all risks and benefits of the asset but has transferred control of the asset.

2.9.2	Financial Liabilities

Financial liabilities are classified as a fair value financial liability at the date of their initial recognition, as appropriate, with changes in results, loans and credits, accounts payable or derivatives designated as hedging instruments in an effective coverage.

All financial liabilities are initially recognized at fair value and transaction costs directly attributable are netted from loans and credits and accounts payable.

The Group's financial liabilities include trade and other accounts payable, loans and credits, including those discovered in current accounts, and derivative financial instruments.

The classification and subsequent measurement of the Group's financial liabilities are as follows:

-	Fair value financial liabilities with changes in results include financial liabilities held for trading and financial liabilities designated in their initial recognition at fair value with changes in results. The losses or gains of liabilities held for trading are recognized in the income statement.

-	Loans and credits are valued at cost or amortized using the effective interest rate method. Gains and losses are recognized in the income statement when liabilities are disposed, as well as interest accrued in accordance with the effective interest rate method.

A financial liability is disposed of when the obligation is extinguished, cancelled or expires. Where an existing financial liability is replaced by another of the same lender under substantially different conditions, or where the conditions of an existing liability are substantially modified, such exchange or modification is treated as a disposal of the original liability and the recognition of the new obligation. The difference in the values in the respective books is recognized in the statement of income.

2.9.3	Offsetting financial instruments

Financial assets and financial liabilities are offset with the corresponding net amount presenting the corresponding net amount in the statement of financial position, if:

-	There is currently a legally enforceable right to offset the amounts recognized, and

-	It is intended to liquidate them for the net amount or to realize the assets and liquidate the liabilities simultaneously.

2.10	Derivatives financial instruments and hedging activities

The Company and its subsidiaries use derivative financial instruments to mitigate risks relating to changes in foreign currency and exchange rates associated with raw materials, and loan obligations. Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value at each closing date. Derivatives are accounted as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

2.10.1	Derivative financial instruments designated as cash flow hedges

At the inception of the transaction, the group documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement within "other gains (losses).”

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when foreign currency denominated financial liabilities are translated into their functional currencies). The gain or loss relating to the effective portion of cross currency swaps hedging the effects of changes in foreign exchange rates are recognized in the consolidated income statement within "foreign exchange differences.” When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the consolidated income statement.

2.10.2	Derivative financial instruments not designated for hedging

The fair value of derivative financial instruments that do not qualify for hedge accounting pursuant to IFRS are immediately recognized in the income statement under "Other income and losses". The fair value of these derivatives is recorded under "other current financial assets" or "other current financial liabilities" in the statement of financial position.”

The Company does not use hedge accounting for its foreign investments.

The Company also evaluates the existence of embedded derivatives in contracts and financial instruments as stipulated by IFRS 9 and classifies them pursuant to their contractual terms and the business model of the group. At the date of these financial statements, the Company had no embedded derivatives.

2.10.3	Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the date of the transaction. Fair value is based on the presumption that the transaction to sell the asset or to transfer the liability takes place;

-	In the asset or liability main market, or

-	In the absence of a main market, in the most advantageous market for the transaction of those assets or liabilities.

The Company maintains assets related to foreign currency derivative contracts which were classified as Other current and non-current financial assets and Other current and non-current financial liabilities, respectively, and are accounted at fair value within the statement of financial position.

The Company uses the following hierarchy to determine and disclose the fair value of financial instruments with assessment techniques:

Level 1:      Quote values (unadjusted) in active markets for identical assets or liabilities

Level 2:      Valuation techniques for which the lowest level variable used, which is significant for the calculation, is directly or indirectly observable

Level 3:      Valuation techniques for which the lowest level variable used, which is significant for the calculation, is not observable.

During the reporting periods there were no transfers of items between fair value measurement categories. All of which were valued during the periods using Level 2.

2.11	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress includes raw materials, direct labor, other direct costs and manufacturing overhead (based on operating capacity) to bring the goods to marketable condition, but it excludes interest expense. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Spare parts and production materials are stated at the lower of cost or net realizable value.

The initial cost of inventories includes the transfer of losses and gains from cash flow hedges, related to the purchase of raw materials.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and age of the related goods.

2.12	Trade accounts receivable and other accounts receivable

Trade accounts receivable and other accounts receivable are measured and recognized at the transaction price at the time they are generated less the provision for expected credit losses, pursuant to the requirements of IFRS 15, since they do not have a significant financial component, less the provision of expected credit losses. The provision for expected credit losses is made applying a value impairment model based on expected credit losses for the following 12 months. The Group applies a simplified focus for trade receivables, thereby impairment is always recorded referring to expected losses during the whole life of the asset. The carrying amount of the asset is reduced by the provision of expected credit losses, and the loss is recognized in administrative expenses in the consolidated income statement by function.

2.13	Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank balances, time deposits and other short-term highly liquid and low risk of change in value investments.

2.14	Other financial liabilities

Resources obtained from financial institutions as well as the issuance of debt securities are initially recognized at fair value, net of costs incurred during the transaction. Then, liabilities are valued by accruing interests in order to equal the current value with the future value of liabilities payable, using the effective interest rate method.

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualified assets, considered as those that require a substantial period of time in order to get ready for their forecasted use or sale, are added to the cost of those assets until the period in which the assets are substantially ready to be used or sold.

2.15	Income tax

The Company and its subsidiaries in Chile account for income tax according to the net taxable income calculated based on the rules in the Income Tax Law. Subsidiaries in other countries account for income taxes according to the tax regulations of the country in which they operate.

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements, using the tax rates that have been enacted or substantively enacted on the balance sheet date and are expected to apply when the deferred income tax asset is realized, or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

The Company does not recognize deferred income taxes for temporary differences from investments in subsidiaries in which the Company can control the timing of the reversal of the temporary differences and it is probable that they will not be reversed in the near future.

The Group offsets deferred tax assets and liabilities if and only if it has legally recognized a right to offset against the tax authority the amounts recognized in those items; and intends to settle the resulting net debts, or to realize the assets and simultaneously settle the debts that have been offset by them.

2.16	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

2.17	Leases

In accordance with IFRS 16 “Leases” Embotelladora Andina analyzes, at the beginning of the contract, the economic background of the agreement, to determine if the contract is, or contains, a lease, evaluating whether the agreement transfers the right to control the use of an identified asset for a period of time in exchange for a consideration. Control is considered to exist if the client has i) the right to obtain substantially all the economic benefits from the use of an identified asset; and ii) the right to direct the use of the asset.

The Company when operating as a lessee, at the beginning of the lease (on the date the underlying asset is available for use) records an asset for the right-of-use in the statement of financial position (under Property, plant and equipment) and a lease liability (under Other financial liabilities).

This asset is initially recognized at cost, which includes: i) value of the initial measurement of the lease liability; ii) lease payments made up to the start date less lease incentives received; iii) the initial direct costs incurred; and iv) the estimation of costs for dismantling or restoration. Subsequently, the right-of-use asset is measured at cost, adjusted by any new measurement of the lease liability, less accumulated depreciation and accumulated losses due to impairment of value. The right-of-use asset is depreciated in the same terms as the rest of similar depreciable assets, if there is reasonable certainty that the lessee will acquire ownership of the asset at the end of the lease. If such certainty does not exist, the asset depreciates at the shortest period between the useful life of the asset or the lease term.

On the other hand, the lease liability is initially measured at the present value of the lease payments, discounted at the incremental loan rate of the Company, if the interest rate implicit in the lease could not be easily determined. Lease payments included in the measurement of the liability include: i) fixed payments, less any lease incentive receivable; ii) variable lease payments; iii) residual value guarantees; iv) exercise price of a purchase option; and v) penalties for lease termination.

The lease liability is increased to reflect the accumulation of interest and is reduced by the lease payments made. In addition, the carrying amount of the liability is measured again if there is a modification in the terms of the lease (changes in the term, in the amount of payments or in the evaluation of an option to buy or change in the amounts to be paid). Interest expense is recognized as an expense and is distributed among the periods that constitute the lease period, so that a constant interest rate is obtained in each year on the outstanding balance of the lease liability.

Short-term leases, equal to or less than one year, or lease of low-value assets are excepted from the application of the recognition criteria described above, recording the payments associated with the lease as an expense in a linear manner throughout the lease term. The Company does not act as lessor, nor does it have variable payments as lessee.

2.18	Deposits for returnable containers

This liability comprises cash collateral, or deposit, received from customers for bottles and other returnable containers made available to them.

This liability pertains to the deposit amount that will be reimbursed when the customer or distributor returns the bottles and containers in good condition, together with the original invoice.

This liability is presented under Other current financial liabilities since the Company does not have legal rights to defer settlement for a period in excess of one year. However, the Company does not anticipate any material cash settlements for such amounts during the upcoming year.

2.19	Revenue recognition

The Company recognizes revenue when control over a good or service is transferred to the client. Control refers to the ability of the client to direct the use and obtain substantially all the benefits of the goods and services exchanged. Revenue is measured based on the consideration to which it is expected to be entitled for such transfer of control, excluding amounts collected on behalf of third parties.

Management has defined the following indicators for revenue recognition, applying the five-step model established by IFRS 15 “Revenue from contracts with customers”: 1) Identification of the contract with the customer; 2) Identification of performance obligations; 3) Determination of the transaction price; 4) Assignment of the transaction price; and 5) Recognition of revenue.

All the above conditions are met at the time the products are delivered to the customer. Net sales reflect the units delivered at list price, net of promotions, discounts and taxes.

The revenue recognition criteria of the goods provided by Embotelladora Andina corresponds to a single performance obligation that transfers the product to be received to the customer.

2.20	Contributions from The Coca-Cola Company

The Company receives certain discretionary contributions from The Coca-Cola Company (TCCC) mainly related to the financing of advertising and promotional programs for its products in the territories where the Company has distribution licenses. The contribution received from TCCC are recognized in net income after the conditions agreed with TCCC in order to become a creditor to such incentive have been fulfilled, they are recorded as a reduction in the marketing expenses included in the Administration Expenses account. Given its discretionary nature, the portion of contributions received in one period does not imply it will be repeated in the following period.

2.21	Dividend distribution

The minimum mandatory dividend established by the Chilean Corporations Law is 30% of net income for the year, which must be ratified unanimously by the General Shareholders' Meeting. Net income is determined as of December 31 of each year, at which time the liability is recognized in the Company's consolidated financial statements.

Interim and final dividends are recorded at the time of their approval by the competent body, which in the first case is normally the Board of Directors of the Company, while in the second case it is the responsibility of the General Shareholders’ Meeting.

2.22	Critical accounting estimates and judgments

In preparing the Consolidated Financial Statements, the Company has used certain judgments and estimates made to quantify some of the assets, liabilities, income, expenses and commitments. Following is an explanation of the estimates and judgments that might have a material impact on future financial statements.

2.22.1	Impairment of goodwill and intangible assets with indefinite useful lives

The Company tests annually whether goodwill and intangible assets with indefinite useful life (such as distribution rights) have suffered any impairment. The recoverable amounts of cash generating units are determined based on value in use calculations. The significant judgments and assumptions used in the calculations include sales volumes and prices, discount rates, marketing expenses and other economic factors. The estimation of these variables requires a use of estimates and judgments as they are subject to inherent uncertainties; however, the assumptions are consistent with the Company’s internal planning and past results. Therefore, management evaluates, and updates estimates according to the conditions affecting the variables. If these assets are considered to have been impaired, they will be written off at their estimated fair value or future recovery value according to the lowest discounted cash flows analysis. On an annual basis and close to each fiscal year end discounted cash flows in the Company's cash generating units in Chile, Brazil, Argentina and Paraguay generated a higher value than the carrying values of the respective net assets, including goodwill of the Brazilian, Argentinian and Paraguayan subsidiaries.

2.22.2	Fair Value of Assets and Liabilities

IFRS require in certain cases that assets and liabilities be recorded at their fair value. Fair value is the price that would be received for selling an asset or paid to transfer a liability in a transaction ordered between market participants at the date of measurement.

The basis for measuring assets and liabilities at fair value are their current prices in an active market. For those that are not traded in an active market, the Company determines fair value based on the best information available by using valuation techniques.

In the case of the valuation of intangibles recognized as a result of acquisitions from business combinations, the Company estimates the fair value based on the "multi-period excess earning method", which involves the estimation of future cash flows generated by the intangible assets, adjusted by cash flows that do not come from these, but from other assets. The Company also applies estimations over the period during which the intangible assets will generate cash flows, cash flows from other assets, and a discount rate.

Other assets acquired, and liabilities assumed in a business combination are carried at fair value using valuation methods that are considered appropriate under the circumstances. Assumptions include the depreciated cost of recovery and recent transaction values for comparable assets, among others. These valuation techniques require certain inputs to be estimated, including the estimation of future cash flows.

2.22.3	Allowances for doubtful accounts

The Group uses a provision matrix to calculate expected credit losses for trade receivables. Provisions are based on due days for various groups of customer segments that have similar loss patterns (i.e., by geography region, product type, customer type and rating, and credit letter coverage and other forms of credit insurance).

The provision matrix is initially based on the historically observed non-compliance rates for the Group. The Group will calibrate the matrix to adjust the historical credit loss experience with forward-looking information. For example, if expected economic conditions (i.e., gross domestic product) are expected to deteriorate over the next year, which can lead to more non-compliances in the industry, historical default rates are adjusted. At each closing date, the observed historical default rates are updated and changes in prospective estimates are analyzed. The assessment of the correlation between observed historical default rates, expected economic conditions and expected credit losses are significant estimates.

2.22.4	Useful life, residual value and impairment of property, plant, and equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of those assets. Changes in circumstances, such as technological advances, changes to the Company’s business model, or changes in its capital strategy might modify the effective useful lives as compared to our estimates. Whenever the Company determines that the useful life of Property, plant and equipment might be shortened, it depreciates the excess between the net book value and the estimated recoverable amount according to the revised remaining useful life. Factors such as changes in the planned usage of manufacturing equipment, dispensers, transportation equipment and computer software could make the useful lives of assets shorter. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of any of those assets may not be recovered. The estimate of future cash flows is based, among other factors, on certain assumptions about the expected operating profits in the future. The Company’s estimation of discounted cash flows may differ from actual cash flows because of, among other reasons, technological changes, economic conditions, changes in the business model, or changes in operating profit. If the sum of the projected discounted cash flows (excluding interest) is less than the carrying amount of the asset, the asset shall be written-off to its estimated recoverable value.

2.22.5	Contingent liabilities

Provisions for litigation and other contingencies are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the current obligation at the date of issuance of the financial statements, considering the risks and uncertainties surrounding the obligation. When a provision is measured using estimated cash flows to settle the current obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material). The accrual of the discount is recognized as a finance cost. Incremental legal costs expected to be incurred in settling the legal claim are included in the measurement of the provision.

Provisions are reviewed at the end of each reporting period and are adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic benefits will be required to settle the obligation, the provision is reversed.

A contingent liability does not imply the recognition of a provision. Legal costs expected to be incurred in defending the legal claim are recognized in profit or loss when incurred.

2.22.6.	Employee benefits

The Company records a liability regarding indemnities for years of service that will be paid to employees in accordance with individual and collective agreements subscribed with employees, which is recorded at actuarial value in accordance with IAS 19 “Employee Benefits”. At year-end there were no modifications to the agreements.

Results from updated actuarial variables are recorded within other comprehensive income in accordance with IAS 19.

Additionally, the Company has retention plans for some officers, which have a provision pursuant to the guidelines of each plan. These plans grant the right to certain officers to receive a cash payment on a certain date once they have fulfilled the required years of service.

The Company and its subsidiaries have recorded a provision to account for the cost of vacations and other employee benefits on an accrual basis. These liabilities are recorded under current non-financial liabilities.

2.23	New Standards, Interpretations and Amendments to IFRS

2.23.1	New Standards, Interpretations and Amendments for annual periods beginning on January 1, 2024

Amendment to IFRS 16 "Leases" on sale and leaseback. Issued in September 2022, this amendment explains how an entity should recognize the rights to use the asset and how the gains or losses arising from the sale and leaseback should be recognized in the financial statements.

Amendment to IAS 1 "Non-current liabilities with covenants". Issued in January 2022, the amendment aims to improve the information that an entity provides when the payment terms of its liabilities may be deferred depending on compliance with covenants within twelve months after the date of issuance of the financial statements.

Amendments to IAS 7 "Statement of Cash Flows" and IFRS 7 "Financial Instruments: Disclosures" on supplier financing arrangements. Published in May 2023, these amendments require disclosures to improve the transparency of supplier financing arrangements and their effects on a company's liabilities, cash flows and exposure to liquidity risk.

The adoption of the standards, amendments and interpretations described above do not have a significant impact on the consolidated financial statements of the Company.

2.23.2	New Standards, Interpretations and Amendments issued, the application of which is not yet mandatory, for which early adoption has not been made.

Standards and interpretations, as well as IFRS amendments, which have been issued, but have still not become effective as of the date of these financial statements are set forth below. The Company has not made an early adoption of these standards:

Amendments to IAS 21 - Non-convertibility. Issued in August 2023, this amendment affects an entity that has a transaction or operation in a foreign currency that is not convertible into another currency for a specific purpose at the measurement date. A currency is convertible into another currency when it is possible to obtain the other currency (with a normal administrative delay), and the transaction is carried out through a market or convertibility mechanism that creates enforceable rights and obligations. This amendment establishes the guidelines to be followed to determine the exchange rate to be used in situations of absence of convertibility as mentioned above. Early adoption is allowed. Mandatory as of January 1, 2025.

Amendment to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments. Published in May 2024, this amendment intends to (Mandatory as from January 1, 2026):

●	clarify the requirements for the timing of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

●	clarify and add further guidance for assessing whether a financial asset meets the principal-and-interest-only payment (SPPI) criterion;

●	add new disclosures for certain instruments with contractual terms that may change cash flows (such as some instruments with features linked to the achievement of environmental, social and governance (ESG) goals); and

●	make updates to disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

IFRS 18 Presentation and disclosure in financial statements. This is the new standard on presentation and disclosure in financial statements, with a focus on updates to the income statement. The key new concepts introduced in IFRS 18 relate to (Mandatory as from January 1, 2027):

●	the structure of the income statement;

●	disclosures required in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements (i.e., performance measures defined by management); and

●	Enhanced principles on aggregation and disaggregation that apply to the principal financial statements and notes overall.

IFRS 19 Non-Public Interest Subsidiaries: Disclosures. This new standard works together with other IFRS Accounting Standards. An eligible subsidiary applies the requirements of other IFRS Accounting Standards, except for the disclosure requirements, and instead applies the reduced disclosure requirements of IFRS 19. The reduced disclosure requirements of IFRS 19 balance the information needs of users of the financial statements of eligible subsidiaries with cost savings for preparers. IFRS 19 is a voluntary standard for eligible subsidiaries (effective January 1, 2027). A subsidiary is eligible if it:

●	has no public liability; and

●	has an ultimate or intermediate parent that produces consolidated financial statements available for public use that comply with IFRS Accounting Standards.

Management estimates that the amendments to IFRS 9, IFRS 7 and IFRS 19 will have no significant impact on the Group. Management has decided to apply the amendment to IAS 21 as of the date specified in the amendment, which is January 1, 2025. Given the volatility of Argentina's exchange markets and the announcements of amendments, it is currently impossible to estimate the impact of this amendment. Finally, regarding IFRS 18, Management will begin a process of evaluating the impact on the presentation of the required information.

3 – FINANCIAL REPORTING BY SEGMENT

The Company provides financial information by segments according to IFRS 8 “Operating Segments,” which establishes standards for reporting by operating segment and related disclosures for products and services, and geographic areas.

The Company’s Board of Directors and Management measures and assesses performance of operating segments based on the operating income of each of the countries where there are Coca-Cola franchises.

The operating segments are determined based on the presentation of internal reports to the Company´s chief strategic decision-maker. The chief operating decision-maker has been identified as the Company´s Board of Directors who makes the Company’s strategic decisions.

The following operating segments have been determined for strategic decision making based on geographic location:

●	Operation in Chile

●	Operation in Brazil

●	Operation in Argentina

●	Operation in Paraguay

The four operating segments conduct their businesses through the production and sale of soft drinks and other beverages, as well as packaging materials.

Expenses and revenue associated with the Corporate Officer were assigned to the operation in Chile in the soft drinks segment because Chile is the country that manages and pays the corporate expenses, which would also be substantially incurred, regardless of the existence of subsidiaries abroad.

Total revenues by segment include sales to unrelated customers and inter-segments, as indicated in the consolidated statement of income of the Company.

A summary of the Company's operations by segment according to IFRS is as follows:

For the period ended June 30, 2024	Operation in Chile	Operation in Argentina	Operation in Brazil	Operation in Paraguay	Inter-segment eliminations	Consolidated, total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	588,219,090	316,001,713	451,412,819	135,603,465	(5,499,381)	1,485,737,706
Cost of sales	(393,110,663)	(167,251,554)	(263,937,491)	(75,252,283)	5,664,381	(893,887,610)
Distribution expenses	(48,505,007)	(40,250,399)	(33,399,915)	(7,475,962)	-	(129,631,283)
Administrative expenses	(99,330,967)	(74,254,476)	(69,314,997)	(19,472,080)	-	(262,372,520)
Financial income	5,706,728	(2,436,625)	5,907,530	809,900	-	9,987,533
Financial costs	(15,597,559)	(2,657,984)	(13,084,843)	-	-	(31,340,386)
Share of entity in income of associates accounted for using the equity method, total	(294,127)	-	1,393,885	-	-	1,099,758
Income tax expense	(24,452,680)	(14,600,817)	(22,297,218)	(3,734,447)	-	(65,085,162)
Oher income (expenses) (*)	(16,153,422)	9,275,237	(13,249,430)	(6,364)	-	(20,133,979)
Net income of the segment reported	(3,518,607)	23,825,095	43,430,340	30,472,229	165,000	94,374,057

Depreciation and amortization	24,997,658	20,462,083	18,699,061	8,014,009	(165,000)	72,007,811

Current assets	455,788,135	122,738,335	262,970,579	53,756,942	-	895,253,991
Non-current assets	838,201,174	334,045,140	649,430,662	282,707,241	-	2,104,384,217
Segment assets, total	1,293,989,309	456,783,475	912,401,241	336,464,183	-	2,999,638,208

Carrying amount in associates accounted for using the equity method, total	48,789,798	-	38,695,045	-	-	87,484,843

Segment disbursements of non-monetary assets	70,367,880	37,832,939	33,337,969	6,031,313	-	147,570,101

Current liabilities	157,855,680	130,697,710	276,744,673	44,134,963	-	609,433,026
Non-current liabilities	965,030,411	47,482,133	298,335,876	19,240,952	-	1,330,089,372
Segment liabilities, total	1,122,886,091	178,179,843	575,080,549	63,375,915	-	1,939,522,398

Cash flows (used in) provided by in Operating Activities	142,850,405	(7,163,859)	29,886,806	(19,450,386)	-	146,122,966
Cash flows (used in) provided by Investing Activities	(70,660,146)	(37,832,938)	(33,337,969)	(6,031,313)	-	(147,862,366)
Cash flows (used in) provided by Financing Activities	(87,592,128)	27,533,419	(1,913,418)	(1,372,118)	-	(63,344,245)

For the period ended June 30, 2023	Operation in Chile	Operation in Argentina	Operation in Brazil	Operation in Paraguay	Inter-segment eliminations	Consolidated, total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	582,729,361	323,541,255	320,506,018	100,463,548	(1,256,946)	1,325,983,236
Cost of sales	(389,547,657)	(164,590,865)	(199,508,196)	(55,647,014)	1,421,946	(807,871,786)
Distribution expenses	(49,815,666)	(44,151,855)	(24,151,245)	(5,939,071)	-	(124,057,837)
Administrative expenses	(93,616,756)	(63,182,892)	(52,871,083)	(14,514,450)	-	(224,185,181)
Financial income	5,933,759	9,081,211	4,854,918	536,218	-	20,406,106
Financial costs	(14,455,588)	(1,339,161)	(13,847,612)	-	-	(29,642,361)
Share of entity in income of associates accounted for using the equity method, total	(171,033)	-	1,011,245	-	-	840,212
Income tax expense	(20,482,639)	(22,036,790)	(7,940,205)	(3,008,028)	-	(53,467,662)
Oher income (expenses) (*)	(35,960,305)	(11,963,418)	(5,653,044)	65,355	-	(53,511,412)
Net income of the segment reported	(15,386,524)	25,357,485	22,400,796	21,956,558	165,000	54,493,315

Depreciation and amortization	21,653,563	16,435,537	15,154,606	6,374,289	(165,000)	59,617,995

Current assets	436,244,640	101,641,275	365,369,142	38,543,817	-	941,798,874
Non-current assets	774,765,957	252,981,857	575,188,561	253,177,444	-	1,856,113,819
Segment assets, total	1,211,010,597	354,623,132	940,557,703	291,721,261	-	2,797,912,693

Carrying amount in associates accounted for using the equity method, total	49,839,444	-	40,062,752	-	-	89,902,196

Segment disbursements of non-monetary assets	69,896,339	18,776,197	19,572,406	10,813,968	-	119,058,910

Current liabilities	157,075,398	121,221,343	471,813,120	28,496,772	-	778,606,633
Non-current liabilities	895,863,159	29,639,427	192,388,157	15,597,017	-	1,133,487,760
Segment liabilities, total	1,052,938,557	150,860,770	664,201,277	44,093,789	-	1,912,094,393

Cash flows (used in) provided by in Operating Activities	124,049,677	(22,401,348)	38,897,558	(13,537,701)	-	127,008,186
Cash flows (used in) provided by Investing Activities	(6,829,011)	(18,776,197)	(19,572,406)	(10,813,968)	-	(55,991,582)
Cash flows (used in) provided by Financing Activities	(104,172,638)	29,756,352	(1,439,689)	-	-	(75,855,975)

4 – CASH AND CASH EQUIVALENTS

The composition of cash and cash equivalents is as follows:

By item	06.30.2024	12.31.2023
	ThCh$	ThCh$
Cash	277,001	552,062
Bank balances	73,731,331	119,335,228
Other fixed rate instruments	158,422,807	183,796,393
Cash and cash equivalents	232,431,139	303,683,683

Other fixed income instruments correspond primarily to investments in short-term instruments with good credit ratings, such as Time Deposits and Mutual Funds, which are highly liquid, with insignificant risk of change in value and easily converted into known amounts of cash.. There are no restrictions for significant amounts available to cash.

By currency	06.30.2024	12.31.2023
	ThCh$	ThCh$
USD	9,392,756	9,462,829
EUR	474,973	437,604
ARS	2,846,116	18,340,987
CLP	124,975,996	140,758,085
PYG	11,098,126	38,469,449
BRL	83,643,172	96,214,729
Cash and cash equivalents	232,431,139	303,683,683

5 – OTHER CURRENT AND NON-CURRENT FINANCIAL ASSETS

The composition of other financial assets is as follows:

	Balance
	Current		Non-current
Other financial assets	06.30.2024	12.31.2023	06.30.2024	12.31.2023
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets measured at amortized cost (1)	69,510,977	66,190,949	2,980,717	3,027,052
Financial assets at fair value (2)	3,794,028	1,094,844	95,988,093	78,988,715
Other financial assets (3)	-	-	19,548,822	11,300,572
Total	73,305,005	67,285,793	118,517,632	93,316,339

(1)	Financial instrument that does not meet the definition of cash equivalents pursuant to Note 2.13.

(2)	Market value of hedging instruments. See details in Note 22.

(3)	Correspond to the rights in the Argentinean company Alimentos de Soya S.A., manufacturing company of “AdeS” products, which are framed in the purchase of the "AdeS" brand managed by The Coca-Cola Company at the end of 2016.

6 – OTHER CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	Balance
	Current		Non-current
Other non-financial assets	06.30.2024	12.31.2023	06.30.2024	12.31.2023
	ThCh$	ThCh$	ThCh$	ThCh$
Prepaid expenses	12,372,562	11,435,334	1,159,444	1,700,462
Tax credit remainder (1)	210,163	933,282	25,992,847	39,373,807
Judicial deposits	-	-	14,505,487	14,649,339
Others (2)	36,685,810	6,943,235	14,080,725	3,688,874
Total	49,268,535	19,311,851	55,738,503	59,412,482

(1)	In November 2006, Rio de Janeiro Refrescos Ltda. ("RJR") filed a court order No. 0021799-23.2006.4.02.5101 seeking recognition of the right to exclude ICMS (Tax on Commerce and Services) from the PIS (Program of Social Integration) and COFINS (Contribution for the Financing of Social Security) calculation base, as well as recognition of the right to obtain reimbursement of amounts unduly collected since November 14, 2001, duly restated using the Selic interest rate. On May 20, 2019, the ruling favoring RJR became final, allowing the recovery of amounts overpaid from November 14, 2001 to August 2017. It is worth noting that in September 2017, RJR had already obtained a Security Mandate, which granted it the right to exclude, from that date, the ICMS from the PIS and COFINS calculation base.

The company took steps to assess the total amount of the credit at issue for the period of unduly collection of taxes from November 2001 to August 2017, totaling approximately CLP 100,550 million (CLP 92,783 million at December 2021) (BRL 613 million, of which BRL 370 million corresponds to capital and BRL 243 million to interest and monetary restatement. These amounts were recorded as of December 31, 2019 and recovered as of December 31, 2023.

Companhia de Bebidas Ipiranga, acquired in September 2013, also filed a court order n. 0005018-15.2002.4.03.6110 to recognize the same issue as the one previously descibed for RJR. On September 12, 2019, the ruling favoring Ipiranga became final, allowing the recovery of the amounts overpaid from September 12, 1990 to December 12, 2013 (date on which Ipiranga was acquired by RJR). The Ipiranga credit will be generated in the name of RJR, however pursuant to a contractual clause ("Subscription Agreement for Shares and Exhibits"), which requireds RJR to transfer any gain resulting from this action to the former shareholders of Ipiranga. The Company performed procedures to assess the total amount of the credit in question for the tax period expired, totaling BRL 162,588, of which BRL 80,177 correspond to principal and BRL 82,411 correspond to interest and monetary restatement. These amounts were recorded in the year ended December 31, 2020. The payment of income tax is made at the time of liquidation of the credit, with which the respective deferred tax liability of BRL 55,280 was recorded. The value of PIS and Cofins recorded was BRL 7,623 thousand.

At the closing of these financial statements the value to be transferred to the former shareholders of Ipiranga is CLP 22,934,982 (CLP 30,830,785 at December 31, 2023). The liability is recorded in other non-financial liabilities (Note 18).

(2)	Other non-financial assets are mainly composed of advances to suppliers.

7 – TRADE ACCOUNTS AND OTHER ACCOUNTS RECEIVABLE

The composition of trade and other receivables is as follows:

	Current		Non-current
Trade debtors and other accounts receivable, Net	06.30.2024	12.31.2023	06.30.2024	12.31.2023
	ThCh$	ThCh$	ThCh$	ThCh$
Trade debtors	181,719,828	251,169,538	84,797	94,190
Other debtors	34,930,117	41,973,516	216,249	277,077
Other accounts receivable	4,025,064	5,749,110	10,902	134
Total	220,675,009	298,892,164	311,948	371,401

	Current		Non-current
Trade debtors and other accounts receivable, Gross	06.30.2024	12.31.2023	06.30.2024	12.31.2023
	ThCh$	ThCh$	ThCh$	ThCh$
Trade debtors	186,252,308	255,616,735	84,797	94,190
Other debtors	35,561,820	42,135,933	216,249	277,077
Other accounts receivable	4,234,347	5,834,787	10,902	134
Total	226,048,475	303,587,455	311,948	371,401

The stratification of the portfolio for current and non-current trade accounts receivable, without impairment impact, is as follows:

	06.30.2024	12.31.2023
	ThCh$	ThCh$
Less than one month	172,278,362	239,907,074
Between one and three months	3,534,827	7,467,587
Between three and six months	3,108,098	1,276,211
Between six and eight months	5,558,217	5,142,341
Older than eight months	1,857,601	1,917,712
Total	186,337,105	255,710,925

The Company has approximately 273 thousand clients, which may have balances in the different sections of the stratification. The number of clients is distributed geographically with 68 thousand in Chile, 85 thousand in Brazil, 66 thousand in Argentina and 53 thousand in Paraguay.

The provision for expected credit losses associated with each tranche of the portfolio for current and non-current trade receivables is as follows:

	06.30.2024
	Credit amount	Impairment provision	Percentage %
	ThCh$	ThCh$
Less than one month	172,278,362	(769,989)	0.45%
Between one and three months	3,534,827	(422,700)	11.96%
Between three and six months	3,108,098	(554,836)	17.85%
Between six and eight months	5,558,217	(2,345,250)	42.19%
Older than eight months	1,857,601	(439,705)	23.67%
Total	186,337,105	(4,532,480)

	12.31.2023
	Credit amount	Impairment provision	Percentage %
	ThCh$	ThCh$
Less than one month	239,907,074	(700,137)	0,29%
Between one and three months	7,467,587	(294,510)	3,94%
Between three and six months	1,276,211	(138,648)	-10,86%
Between six and eight months	5,142,341	(2,397,365)	-46,62%
Older than eight months	1,917,712	(916,537)	-48%
Total	255,710,925	(4,447,197)

The movement in the allowance for expected credit losses is presented below:

	06.30.2024	12.31.2023
	ThCh$	ThCh$
Opening balance	4,447,197	4,492,643
Increase (decrease)	1,208,553	1,319,216
Provision reversal	(452,516)	(1,110,743)
Increase (decrease) for changes of foreign currency	(670,754)	(253,919)
Sub – total movements	85,283	(45,446)
Ending balance	4,532,480	4,447,197

The provision for expected credit losses is recorded as an administrative expense in the statements of income by function.

8 – INVENTORIES

The composition of inventories is detailed as follows:

Details	06.30.2024	12.31.2023
	ThCh$	ThCh$
Raw materials (1)	99,230,212	90,992,931
Finished goods	119,433,399	115,591,443
Spare parts and supplies	36,995,451	26,527,656
Work in progress	140,453	194,686
Other inventories	8,661,797	6,012,077
Obsolescence provision (2)	(3,819,203)	(6,265,633)
Total	260,642,109	233,053,160

The cost of inventory recognized as cost of sales amounts to CLP 733,146,325 thousand and CLP 675,158,180 thousand as of June 30, 2024 and 2023, respectively.

(1)	Approximately 80% is composed of concentrate and sweeteners used in the preparation of beverages, as well as caps and PET supplies used in the packaging of the product.

(2)	The obsolescence provision is related mainly with the obsolescence of spare parts classified as inventories and to a lesser extent to finished products and raw materials. The general standard is to provision all those multi-functional spare parts without utility in rotation in the last four years prior to the technical analysis technical to adjust the provision. In the case of raw materials and finished products, the obsolescence provision is determined according to maturity.

9 – TAX ASSETS AND LIABILITIES

The composition of current tax accounts receivable is the following:

Tax assets	06.30.2024	12.31.2023
	ThCh$	ThCh$
Monthly provisional payments	4,478,740	4,691,320
Tax credits	43,983,944	32,125,597
Recoverable taxes from prior years	119,951	27,247
Surplus Tax Credit	2,817,436	6,265,971
Other Recoverable Taxes	-	272,923
Total	51,400,070	43,383,058

The composition of current tax accounts payable is the following:

	Current
Tax liabilities	06.30.2024	12.31.2023
	ThCh$	ThCh$
Income tax expense	31,240,065	13,411,621
Others	-	-
Total	31,240,065	13,411,621

10 – INCOME TAX EXPENSE AND DEFERRED TAXES

10.1         Income tax expense

The current and deferred income tax expenses are detailed as follows:

Details	06.30.2024	06.30.2023
	ThCh$	ThCh$
Current income tax expense	(63,424,823)	(65,940,647)
Current tax adjustment previous period	6,644,289	(94,697)
Foreign dividends tax withholding expense	(1,845,322)	(12,214,078)
Other current tax expense (income)	-	-
Current income tax expense	(58,625,856)	(78,249,422)
Expense (income) for the creation and reversal of temporary differences of deferred tax and others	(6,459,306)	24,781,760
Expense (income) for deferred taxes	(6,459,306)	24,781,760
Total income tax expense	(65,085,162)	(53,467,662)

The distribution of national and foreign tax expenditure is as follows:

Income taxes	06.30.2024	06.30.2023
	ThCh$	ThCh$
Current taxes
Foreign	(36,312,668)	(24,923,464)
National	(22,313,189)	(53,325,958)
Current tax expense	(58,625,857)	(78,249,422)
Deferred taxes
Foreign	(4,319,812)	(8,061,558)
National	(2,139,493)	32,843,318
Deferred tax expense	(6,459,305)	24,781,760
Income tax expense	(65,085,162)	(53,467,662)

The reconciliation of the tax expense using the statutory rate with the tax expense using the effective rate is as follows:

Reconciliation of effective rate	06.30.2024	06.30.2023
	ThCh$	ThCh$
Net income before taxes	159,459,219	107,960,977
Tax expense at legal rate (27.0%)	(43,088,673)	(47,550,721)
Effect of tax rate in other jurisdictions	(1,839,720)	(1,630,293)
Permanent differences:
Withholding and other non-taxable income	(14,410,718)	(12,731,034)
Non-deductible expenses	(5,795,351)	(1,295,105)
Tax effect on excess tax provision in previous periods	6,990,240	(82,850)
Tax effect of price-level restatement for Chilean companies	(1,828,232)	(4,849,513)
Subsidiaries tax withholding expense and other legal tax debits and credits	(5,112,708)	14,671,854
Adjustments to tax expense	(20,156,769)	(4,286,648)
Tax expense at effective rate	(65,085,162)	(53,467,662)
Effective rate	40.8%	49.5%

The applicable income tax rates in each of the jurisdictions where the Company operates are the following:

	Rates
Country	2024	2023
Chile	27.00%	27.00%
Brazil	34.00%	34.00%
Argentina	35.00%	35.00%
Paraguay	10.00%	10.00%

10.2         Deferred taxes

The net cumulative balances of temporary differences resulted in deferred tax assets and liabilities, which are detailed as follows:

	06.30.2024		12.31.2023
Temporary differences	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$
Property, plant and equipment	6,384,138	(61,190,588)	5,970,424	(54,058,525)
Obsolescence provision	1,386,743	-	2,231,501	-
ICMS exclusion credit	2,345,171	-	3,241,530	-
Employee benefits	5,819,015	-	8,212,311	(14,382)
Provision for severance indemnity	2,829,884	(112,576)	2,546,033	(94,659)
Tax loss carry forwards (1)	976,957		2,142,747	-
Tax goodwill Brazil (2)	-	(14,798,057)	-	(15,782,005)
Contingency provision	27,033,064	-	27,144,927	-
Foreign Exchange differences (3)	5,405,935	(2,409,191)	4,640,723	-
Allowance for doubtful accounts	1,026,829	-	799,274	-
Coca-Cola incentives (Argentina)	-	-	-	-
Assets and liabilities for placement of bonds	-	(537,694)	-	(561,994)
Financial expense	-	(2,380,494)	-	(2,363,384)
Lease liabilities	5,758,293	-	3,665,695	-
Inventories	1,550,673	-	1,706,518	-
Distribution rights (4)	-	(157,979,145)	-	(161,155,669)
Hedge derivatives	-	322,964	-	-
Prepaid income	4,297,055	(18,776)	4,481,352	-
Spare parts	-	(9,562,492)	-	(4,816,189)
Intangibles	81,219	(9,555,824)	77,752	(5,497,812)
Tax inflation adjustment	-	(4,038,181)	-	-
Accrued loan income	-	(1,167,625)	-	-
Others	2,960,807	(3,427,345)	4,301,875	(2,965,088)
Subtotal	67,855,783	(266,855,024)	71,162,662	(247,309,707)
Offsetting of deferred tax assets/(liabilities)	(63,164,340)	63,164,340	(66,839,488)	66,839,488
Total assets and liabilities net	4,691,443	(203,690,684)	4,323,174	(180,470,219)

(1)	Tax losses mainly associated with entities in Chile. Tax losses have no expiration date in Chile.

(2)	Difference for tax amortization of Goodwill in Brazil.

(3)	Corresponds to deferred taxes for exchange rate differences generated on the translation of debts expressed in foreign currency in the subsidiary Rio de Janeiro Refrescos Ltda., that for tax purposes are recognized when paid.

(4)	Distribution rights arising from business combinations. See Note 15.

Deferred tax account movements are as follows:

Movement	06.30.2024	12.31.2023
	ThCh$	ThCh$
Opening balance	(176,147,045)	(163,350,223)
Increase (decrease) in deferred tax	(26,750,925)	(31,400,047)
Increase (decrease) due to foreign currency translation(*)	3,898,729	18,603,225
Total movements	(22,852,196)	(12,796,822)
Ending balance	(198,999,241)	(176,147,045)

(*) Includes IAS 29 effects due to inflation in Argentina

11 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at the close of each period is detailed as follows:

Property, plant and equipment, gross	06.30.2024	12.31.2023
	ThCh$	ThCh$
Construction in progress	135,715,493	96,126,388
Land	120,235,666	115,737,432
Buildings	395,897,045	356,340,587
Plant and equipment	811,216,516	709,047,901
Information technology equipment	41,398,030	35,069,078
Fixed installations and accessories	66,165,769	43,914,423
Vehicles	86,445,814	81,294,395
Leasehold improvements	384,917	420,586
Rights of use	110,498,597	100,265,151
Other properties, plant and equipment (1)	535,773,072	425,204,655
Total Property, plant and equipment, gross	2,303,730,919	1,963,420,596

Accumulated depreciation of Property, plant and equipment	06.30.2024	12.31.2023
	ThCh$	ThCh$
Buildings	(148,277,406)	(130,708,389)
Plant and equipment	(571,386,990)	(494,072,229)
Information technology equipment	(30,894,433)	(25,646,570)
Fixed installations and accessories	(45,549,826)	(28,383,356)
Vehicles	(55,358,502)	(48,042,781)
Leasehold improvements	(338,118)	(351,552)
Rights of use	(72,898,979)	(66,973,796)
Other properties, plant and equipment (1)	(378,287,478)	(296,853,112)
Total accumulated depreciation	(1,302,991,732)	(1,091,031,785)
Total Property, plant and equipment, net	1,000,739,187	872,388,811

(1) The net balance of each of these categories is presented below:

Other Property, plant and equipment, net	06.30.2024	12.31.2023
	ThCh$	ThCh$
Bottles	46,828,068	43,683,655
Marketing and promotional assets (market assets)	85,352,366	72,164,433
Other Property, plant and equipment	25,305,160	12,503,455
Total	157,485,594	128,351,543

11.1            Movements

Movements in Property, plant and equipment are detailed as follows:

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Others	Rights-of-use, net (1)	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01.01.2024	96,126,388	115,737,432	225,632,198	214,975,672	9,422,508	15,531,067	33,251,614	69,034	128,351,543	33,291,355	872,388,811
Additions	77,438,280	-	86,045	10,970,560	770,119	31,426	899,812	5,096	34,072,835	-	124,274,173
Right-of use additions	-	-	-	-	-	-	-	-	-	7,677,035	7,677,035
Disposals	-	-	(21)	(21,534)	-	-	(65,426)	-	(4,172,802)	-	(4,259,783)
Transfers between items of Property, plant and equipment	(32,423,668)	-	9,224,755	13,502,836	1,322,612	1,097,321	394,377	-	6,744,116	137,651	-
Right-of-use transfers	-	-	-	-	-	-	-	-	-	-	-
Depreciation expense	-	-	(5,277,477)	(17,699,893)	(1,926,293)	(1,458,037)	(3,353,145)	(18,508)	(30,736,460)	-	(60,469,813)
Amortization										(8,256,316)	(8,256,316)
Increase (decrease) due to foreign currency translation differences	14,442,036	4,498,234	17,954,139	11,906,506	908,878	5,414,166	(35,291)	(8,823)	27,991,084	4,891,229	87,962,158
Other increase (decrease) (2)	(19,867,543)	-	-	6,195,379	5,773	-	(4,629)	-	(4,764,722)	(141,336)	(18,577,078)
Total movements	39,589,105	4,498,234	21,987,441	24,853,854	1,081,089	5,084,876	(2,164,302)	(22,235)	29,134,051	4,308,263	128,350,376
Ending balance al 06.30.2024	135,715,493	120,235,666	247,619,639	239,829,526	10,503,597	20,615,943	31,087,312	46,799	157,485,594	37,599,618	1,000,739,187

(1)	Right of use assets is composed as follows:

Right-of-use	Gross asset	Accumulated depreciation	Net asset
	ThCh$	ThCh$	ThCh$
Constructions and buildings	23,129,030	(11,147,608)	11,981,422
Plant and Equipment	62,132,351	(42,237,989)	19,894,362
IT equipment	1,532,511	(1,388,024)	144,487
Motor vehicles	16,070,760	(10,561,033)	5,509,727
Others	7,633,945	(7,564,325)	69,620
Total	110,498,597	(72,898,979)	37,599,618

Lease liabilities interest expenses at the closing of the period reached ThCh$ 1,646,511

(2)      Corresponds mainly to the effect of adopting IAS 29 in Argentina.

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Others	Rights-of-use, net (1)	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01.01.2023	49,169,567	104,906,878	220,452,589	194,082,859	7,735,547	25,741,063	31,158,954	80,186	144,297,623	20,595,993	798,221,259
Additions	100,905,107	11,316,009	1,266,472	37,341,985	1,081,074	6,248	3,804,000	22,935	41,756,709	-	197,500,539
Right-of use additions	-	-	-	-	-	-	-	-	-	25,119,021	25,119,021
Disposals	-	-	(6,707)	(292,766)	(1,365)	-	(42,333)	-	(1,431,798)	(174,444)	(1,949,413)
Transfers between items of Property, plant and equipment	(57,285,699)	-	9,985,619	21,285,201	2,279,728	2,148,709	2,511,373	-	18,399,131	675,938	-
Right-of-use transfers	-	-	-	-	-	-	-	-	-	-	-
Depreciation expense	-	-	(9,175,999)	(29,999,476)	(3,048,237)	(1,903,192)	(5,692,021)	(46,176)	(46,855,960)	-	(96,721,061)
Amortization	-								-	(11,005,033)	(11,005,033)
Increase (decrease) due to foreign currency translation differences	95,202	(485,959)	(4,295,531)	(2,173,388)	311,883	(3,243,921)	898,032	4,474	(16,326,501)	56,926	(25,158,783)
Other increase (decrease) (2)	3,242,211	504	7,405,755	(5,268,743)	1,063,878	(7,217,840)	613,609	7,615	(11,487,661)	(1,977,046)	(13,617,718)
Total movements	46,956,821	10,830,554	5,179,609	20,892,813	1,686,961	(10,209,996)	2,092,660	(11,152)	(15,946,080)	12,695,362	74,167,552
Ending balance al 12.31.2023	96,126,388	115,737,432	225,632,198	214,975,672	9,422,508	15,531,067	33,251,614	69,034	128,351,543	33,291,355	872,388,811

(1)       Right of use assets is composed as follows:

Right-of-use	Gross asset	Accumulated depreciation	Net asset
	ThCh$	ThCh$	ThCh$
Constructions and buildings	16,246,384	(6,883,481)	9,362,903
Plant and Equipment	52,431,352	(35,679,624)	16,751,728
IT equipment	1,155,261	(1,030,250)	125,011
Motor vehicles	22,051,973	(15,132,557)	6,919,416
Others	8,380,181	(8,247,884)	132,297
Total	100,265,151	(66,973,796)	33,291,355

Lease liabilities interest expenses at the closing of the period reached ThCh$ 2,616,945

(2)      Corresponds mainly to the effect of adopting IAS 29 in Argentina.

12 – RELATED PARTIES

Balances and main transactions with related parties are detailed as follows:

12.1       Accounts receivable:

					06.30.2024		12.31.2023
Taxpayer ID	Company	Relationship	Country	Currency	Current	Non-current	Current	Non-current
					ThCh$	ThCh$	ThCh$	ThCh$
96.891.720-K	Embonor S.A.	Shareholder related	Chile	CLP	1,324,268	-	7,371,731	-
77.526.480-2	Comercializadora Nova Verde	Common shareholder	Chile	CLP	4,288,966	-	5,071,655	-
Foreign	Sorocaba Refrescos	Shareholder related	Brazil	BRL	-	-	1,223,699	-
76.140.057-6	Monster	Associate	Chile	CLP	1,772,211	-	837,713	-
86.881.400-4	Envases CMF S.A.	Associate	Chile	CLP	-	-	713,006	-
96.517.210-2	Embotelladora Iquique S.A.	Shareholder related	Chile	CLP	93,175	-	403,061	-
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	CLP	25,595	108,021	349,914	108,021
76.572.588-7	Coca Cola del Valle New Ventures S.A.	Associate	Chile	CLP	27,909	-	149,820	-
Foreign	Embotelladoras Bolivianas Unidas S.A.	Shareholder related	Bolivia	USD	-	-	40,719	-
Total					7,532,124	108,021	16,161,318	108,021

12.2       Accounts payable:

					06.30.2024		12.31.2023
Taxpayer ID	Company	Relationship	Country	Currency	Current	Non-current	Current	Nion-current
					ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	BRL	40,405,163	3,590,578	40,159,177	6,007,041
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	CLP	18,577,946	-	25,770,189	-
Foreign	Ser. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	ARS	7,708,367	-	9,431,483	-
86.881.400-4	Envases CMF S.A.	Associate	Chile	CLP	4,922,368	-	6,883,553	-
Foreign	Coca-Cola Company	Shareholder	Paraguay	PYG	6,013,354	-	4,877,061	-
Foreign	Monster Energy Company – EEUU	Shareholder related	Argentina	PYG	1,752,365	-	2,389,283	-
77.526.480-2	Comercializadora Nova Verde S.A.	Common shareholder	Chile	CLP	185,422	-	2,831,752	-
Foreign	Monster Energy Brasil Com de Bebidas Ltda.	Shareholder related	Brazil	BRL	3,391,850	-	1,985,330	-
76.572.588-7	Coca-Cola del Valle New Ventures S.A.	Associate	Chile	CLP	521,401	-	602,113	-
96.891.720-K	Embonor S.A.	Shareholder related	Chile	CLP	38,488	-	416,073	-
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	BRL	252,517	-	307,967	-
Foreign	The Coca-Cola Export Corporation	Shareholder related	Panama	USD	207,925	-	288,001	-
Foreign	Monster Energy Company – EEUU	Shareholder related	Argentina	PYG	11,975	-	61,155	-
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	ARS	18,677	-	38,797	-
89.996.200-1	Envases del Pacifico S.A.	Shareholder related	Chile	CLP	-	-	3,690	-
Total					84,007,818	3,590,578	96,045,624	6,007,041

12.3       Transactions:

Taxpayer ID	Company	Relationship	Country	Transaction description	Currency	Accumulated at 06.30.2024	Accumulated at 12.31.23
						ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Purchase of concentrate	CLP	104,481,407	207,040,438
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Purchase of advertising services and others	CLP	8,618,248	9,057,004
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Lease of water source	CLP	3,162,886	6,424,479
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Sale of raw materials and others	CLP	3,329,819	1,025,290
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Minimum dividend	CLP	-	35,855
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of containers	CLP	9,955,540	21,103,185
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of raw materials	CLP	13,553,627	32,085,055
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of services and others	CLP	363,086	496,196
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of containers	CLP	6,145,601	10,830,682
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of containers/raw materials	CLP	6,100,585	10,981,598
93.281.000-K	Coca-Cola Embonor S.A.	Common shareholder	Chile	Sale of finished products	CLP	39,035,230	74,933,722
93.281.000-K	Coca-Cola Embonor S.A.	Common shareholder	Chile	Sale of services and others	CLP	75,743	360,722
93.281.000-K	Coca-Cola Embonor S.A.	Common shareholder	Chile	Sale of raw materials and inputs	CLP	29,533	261,983
96.891.720-K	Embonor S.A.	Shareholder related	Chile	Minimum dividend	CLP	-	416,073
96.517.310-2	Embotelladora Iquique S.A.	Shareholder related	Chile	Sale of finished products	CLP	2,900,999	6,912,134
89.996.200-1	Envases del Pacífico S.A.	Director related	Chile	Purchase of raw materials and inputs	CLP	113,790	3,690
94.627.000-8	Parque Arauco S.A	Director related	Chile	Space lease	CLP	150,847	143,308
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	Purchase of concentrate	BRL	82,564,191	125,212,630
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	Sale of water source	BRL	-	9,750,769
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	Lease of water source	BRL	3,476,048	624,871
Foreign	Serv. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Purchase of concentrate	ARS	63,606,596	109,232,990
Foreign	Serv. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Advertising rights awards and others	ARS	-	124,203
Foreign	KAIK Participações	Associate	Brazil	Reimbursement and other purchases	BRL	30,063	114,147
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	Purchase of products	BRL	1,620,382	130,042
Foreign	Sorocaba Refrescos S.A.	Associate	Brazil	Purchase of products	BRL	2,852,358	2,799,927
76.572.588-7	Coca-Cola Del Valle New Ventures SA	Associate	Chile	Sale of services and others	CLP	93,319	555,666
76.572.588-7	Coca-Cola Del Valle New Ventures SA	Associate	Chile	Purchase of services and others	CLP	2,347,661	4,296,982
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Payment of fees and services	ARS	12,394	565,355
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Purchase of products	ARS	310,203	674,311
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Marketing services	ARS	215	49,114
Foreign	Trop Frutas do Brasil Ltda.	Associate	Brazil	Purchase of products	BRL	73,045	190,060
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of raw materials	CLP	-	61,184
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of finished products	CLP	6,332,398	12,827,332
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of services and others	CLP	521,722	1,689,356
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Purchase of finished products	CLP	11,813,197	21,192,591
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Advertising services and others	CLP	728,319	924,924
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Cold equipment maintenance	CLP	176,141	594,640
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Purchase of raw materials	CLP	257,788	401,498
97.036.000-K	Banco Santander Chile.	Director/Manager/Executive	Chile	Purchase of services	CLP	1,042	4,396,965
Foreign	Monster Energy Brasil Comercio de Bebidas Ltda.	Equity investee	Brazil	Purchase of products	BRL	886,823	3,466,645
33-0520613	Monster Energy Company - USA	Equity investee	U.S.A.	Purchase of advertising material	CLP	45,388	175,705
76140057-6	Monster Energy Company - CHILE	Subsidiary	Chile	Sale of advertising services and others	CLP	2,517,410	3,561,747
76140057-6	Monster Energy Company - CHILE	Subsidiary	Chile	Purchase of advertising services and others	CLP	2,130	439,520
76140057-6	Monster Energy Company - CHILE	Subsidiary	Chile	Purchase of finished products	CLP	24,094,946	35,904,599
Foreign	The Coca-Cola Export Corporation Panama	Shareholder related	Chile	Purchase of products and others	CLP	1,171,948	230,619
Foreign	The Coca-Cola Export Corporation Atlanta	Shareholder related	Chile	Purchase of products and others	CLP	-	361,873

12.4        Salaries and benefits received by key management

Salaries and benefits paid to the Company’s key management personnel including directors and managers are detailed as follows:

Description	06.30.2024	06.30.2023
	ThCh$	ThCh$
Executive wages, salaries and benefits	8,708,072	6,234,302
Director allowances	893,800	812,600
Total	9,601,872	7,046,902

13 – CURRENT AND NON-CURRENT EMPLOYEE BENEFITS

Employee benefits are detailed as follows:

Description	06.30.2024	12.31.2023
	ThCh$	ThCh$
Accrued vacation	25,357,258	23,546,649
Participation in profits and bonuses	20,012,928	34,271,151
Severance indemnity	19,042,869	18,473,946
Total	64,413,055	76,291,746

	ThCh$	ThCh$
Current	45,370,187	57,817,800
Non-current	19,042,868	18,473,946
Total	64,413,055	76,291,746

13.1       Severance indemnities

The movements in benefits and valuation as mentioned in Note 2 are as follows:

Movements	06.30.2024	12.31.2023
	ThCh$	ThCh$
Opening balance	18,473,946	17,409,795
Service costs	507,875	1,202,371
Interest costs	410,976	1,000,018
Actuarial variations	659,980	(1,678,013)
Other accrued benefits	(56,110)	2,184,304
Benefits paid	(953,798)	(1,644,529)
Total	19,042,869	18,473,946

13.1.1       Assumptions

The actuarial assumptions used are detailed as follows:

Assumptions	06.30.2024	12.31.2023
Discount rate	2.26%	2.26%
Expected salary increase rate	2.0%	2.0%
Turnover rate	7.62%	7.62%
Mortality rate	RV-2020	RV-2020
Retirement age of women	60 years	60 years
Retirement age of men	65 years	65 years

13.2       Personnel expenses

Personnel expenses included in the consolidated statement of income are as follows:

Description	06.30.2024	06.30.2023
	ThCh$	ThCh$
Wages and salaries	165,590,872	139,986,541
Employee benefits	44,191,875	35,246,852
Severance benefits	2,727,609	3,633,869
Other personnel expenses	12,968,977	10,014,503
Total	225,479,333	188,881,765

14 – INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD

14.1          Description

Investments in associates are accounted for using the equity method. Investments in associates are detailed as follows:

			Functional	Investment value		Ownership interest
TAXPAYER ID	Name	Country	currency	06.30.2024	12.31.2023	06.30.2024	12.31.2023
86.881.400-4	Envases CMF S.A. (1)	Chile	CLP	20,435,003	21,025,975	50.00%	50.00%
Foreign	Leão Alimentos e Bebidas Ltda. (2)	Brazil	BRL	11,319,363	10,636,778	10.26%	10.26%
Foreign	Kaik Participações Ltda. (2)	Brazil	BRL	460,970	1,551,253	11.32%	11.32%
Foreign	SRSA Participações Ltda.	Brazil	BRL	55,694	59,875	40.00%	40.00%
Foreign	Sorocaba Refrescos S.A.	Brazil	BRL	26,858,867	28,875,351	40.00%	40.00%
Foreign	Trop Frutas do Brasil Ltda. (3)	Brazil	BRL	-	885,062	0%	7.52%
76.572.588.7	Coca-Cola del Valle New Ventures S.A.	Chile	CLP	28,354,946	28,764,973	35.00%	35.00%
Total				87,484,843	91,799,267

(1)	In Envases CMF S.A., regardless of the ownership interest, it was determined that no controlling interest was held, only a significant influence, given that there was not a majority vote of the Board of Directors to make strategic business decisions.

(2)	In these companies, regardless of the ownership interest, it has been defined that the Company has significant influence, given that it has the right to appoint directors.

(3)	The interest held in Trop Frutas do Brasil Ltda. was disposed of in May 2024.

Envases CMF S.A.

Chilean entity whose corporate purpose is to manufacture and sell plastic material products and beverage bottling and packaging services. The business relationship is to supply plastic bottles, preforms and caps to Coca-Cola bottlers in Chile.

Leão Alimentos e Bebidas Ltda.

Brazilian entity whose corporate purpose is to manufacture and commercialize food, beverages in general and beverage concentrates. Invest in other companies. The business relationship is to produce non-carbonated products for Coca-Cola bottlers in Brazil.

Kaik Participações Ltda.

Brazilian entity whose corporate purpose is to invest in other companies with its own resources.

SRSA Participações Ltda.

Brazilian entity whose corporate purpose is the purchase and sale of real estate investments and property management, supporting the business of Rio De Janeiro Refrescos Ltda. (Andina Brazil).

Sorocaba Refrescos S.A.

Brazilian entity whose corporate purpose is to manufacture and commercialize food, beverages in general and beverage concentrates, in addition to investing in other companies. It has commercial relationship with Rio de Janeiro Refrescos Ltda. (Andina Brazil).

Trop Frutas do Brasil Ltda.

Brazilian entity whose corporate purpose is to manufacture, commercialize and export natural fruit pulp and coconut water. The business relationship is to produce products for Coca-Cola bottlers in Brazil.

Coca-Cola del Valle New Ventures S.A.

Chilean entity whose corporate purpose is to manufacture, distribute and commercialize all kinds of juices, waters and beverages in general. The business relationship is to produce waters and juices for Coca-Cola bottlers in Chile.

14.2          Movements

The movement of investments in other entities accounted for using the equity method is shown below:

Description	06.30.2024	12.31.2023
	ThCh$	ThCh$
Opening balance	91,799,267	92,344,598
Dividends declared	(1,917,081)	(6,232,958)
Share in operating income	1,343,970	3,145,106
Other increase (decrease) in investments in associated companies	-	(1,615,050)
Disposal of Trop Frutas do Brasil Ltda.	(896,852)	-
Other increase (decrease) in investments in associates*	(2,844,461)	4,157,571
Ending balance	87,484,843	91,799,267

*Mainly due to foreign exchange rates

The main movement is explained by dividends declared in 2024 and 2023 corresponding to Envases CMF S.A. and Sorocaba Refrescos S.A.

14.3          Reconciliation of share of profit in investments in associates:

Description	06.30.2024	06.30.2023
	ThCh$	ThCh$
Share in operating income	1,343,970	1,153,147
Unrealized earnings from product inventory acquired from associates and not sold at the end of the period, which is presented as a discount in the respective asset account (containers and / or inventory)	(311,840)	(312,935)
Amortization of goodwill on sale of fixed assets Envases CMF S.A.	67,628	-
Income statement balance	1,099,758	840,212

14.4          Summary financial information of associates:

The tables below reflect the amounts presented in the financial statements of the relevant associates and not the Company's share of those amounts.

At June 30, 2024

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participacoes Ltda.	SRSA Participacoes Ltda.	Leão Alimentos e Bebidas Ltda.	Trop Frutas do Brasil Ltda.	Coca Cola del Valle New Ventures S.A.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Short term assets	55,275,366	28,027,259	615,266	23,173,958	86,293,653	17,543,679	22,701,545
Long term assets	53,449,787	100,952,297	4,079,074	325,112,382	44,064,805	10,083,041	74,201,511
Total assets	108,725,153	128,979,556	4,694,340	348,286,340	130,358,459	27,626,720	96,903,056
Short term liabilities	40,015,125	24,882,048	615,266	209,050	19,185,877	11,441,564	15,889,136
Long term liabilities	27,840,020	42,719,519	-	-	17,726,568	1,490,629	-
Total liabilities	67,855,146	67,601,568	615,266	209,050	36,912,446	12,932,192	15,889,136
Total Equity	40,870,007	61,377,988	4,079,074	348,077,290	93,446,013	14,694,528	81,013,920
Total revenue from ordinary activities	42,646,951	-	192,169	135,839	33,355,218	23,953,158	13,457,903
Net income before taxes	1,232,523	-	192,169	135,839	(3,050,560)	(10,906,096)	(857,868)
Net income after taxes	720,207	-	192,169	135,839	(3,412,428)	(11,243,041)	(784,655)
Other comprehensive income	-	2,201,643	-	-	(97,451,515)	36,860	-
Total comprehensive income	720,207	2,201,643	192,169	135,839	(100,863,943)	(11,206,180)	(784,655)

Reporting date (See Note 2.3)	06-30-2024	05-31-2024	05-31-2024	05-31-2024	05-31-2024	05-31-2024	05-31-2024

At December 31, 2023

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participações Ltda.	SRSA Participações Ltda.	Leão Alimentos e Bebidas Ltda.	Trop Frutas do Brasil Ltda.	Coca Cola del Valle New Ventures S.A.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Short term assets	50,693,046	39,392,459	-	24,715	92,747,488	21,186,620	24,548,167
Long term assets	54,127,400	101,420,184	13,704,046	347,922	62,843,154	28,404,343	70,825,265
Total assets	104,820,446	140,812,643	13,704,046	372,637	155,590,642	49,590,963	95,373,432
Short term liabilities	35,045,849	22,951,428	-	222,950	22,924,938	14,104,874	13,188,225
Long term liabilities	27,722,647	46,453,440	34	-	16,678,828	13,212,410	-
Total liabilities	62,768,496	69,404,868	34	222,950	39,603,766	27,317,284	13,188,225
Total Equity	42,051,950	71,407,775	13,704,012	149,687	115,986,876	22,273,679	82,185,207
Total revenue from ordinary activities	92,308,940	-	983,452	146,063	84,624,940	55,434,136	29,385,365
Net income before taxes	5,923,727	58,931,149	983,452	146,063	5,657,251	(2,548,671)	(7,822,534)
Net income after taxes	4,755,373	(1,206,475)	-	146,063	2,529,341	(2,349,151)	(5,101,497)
Other comprehensive income	29,516	9,690,233	-	-	(93,593,890)	(58,242)	-
Total comprehensive income	4,784,889	8,483,758	983,452	146,063	(91,064,549)	(2,407,393)	(5,101,497)

Reporting date (See Note 2.3)	12.31.2023	11.30.2023	11.30.2023	11.302023	11.30.2023	11.30.2023	11.30.2023

15 – INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets other than goodwill are detailed as follows:

	June 30, 2024			December 31, 2023
Description	Gross value	Accumulated Amortization / Impairment	Net value	Gross value	Accumulated Amortization / Impairment	Net value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Distribution rights (1)	665,191,685	(3,078,000)	662,113,685	667,955,100	(3,078,000)	664,877,100
Software	60,769,901	(34, 302,134)	26,467,767	63,828,408	(40,121,558)	23,706,850
Water rights	587,432	-	587,432	587,432	-	587,432
Trademarks indefinite useful life (2)	5,945,763	-	5,945,763	6,341,107	-	6,341,107
Trademarks definite useful life (3)	1,297,378	(985,222)	312,156	1,297,378	(891,277)	406,101
Others	525,756	(517,781)	7,975	560,183	(552,208)	7,975
Total	734,317,915	(38,883,137)	695,434,778	740,569,608	(44,643,043)	695,926,565

(1)	Correspond to brands, water rights and distribution rights. Distribution rights are contractual rights to produce and distribute Coca-Cola products in certain parts of Argentina, Brazil, Chile and Paraguay. Distribution rights result from the valuation process at fair value of the assets and liabilities of the companies acquired in business combinations. Production and distribution contracts are renewable for periods of 5 years with Coca-Cola. The nature of the business and renewals that Coca-Cola has permanently done on these rights, allow qualifying them as indefinite contracts.

Distribution rights together with the assets that are part of the cash-generating units, are annually subjected to the impairment test. Such distribution rights have an indefinite useful life, are not subject to amortization. Rights in Chile related to AdeS were provisioned for impairment pursuant to the annual tests performed. See Note 2.8.

(2)	On September 21, 2021 Coca-Cola Andina together with Coca-Cola Femsa, acquired the Brazilian beer brand Therezópolis for BRL 70 million. Each bottler bought 50% of the brand. This transaction is part of the company’s long-term strategy to complement its beer portfolio in Brazil. The transaction was completed and approved by CADE (Brazilian Administrative Council of Economic Defense). In September of that same year, Andina recorded an intangible asset under the Therezópolis brand for BRL 35 million with an indefinite useful life.

(3)	Correspond to distribution rights that did not arise from business combinations. These rights are subject to amortization.

Distribution rights	06.30.2024	12.31.2023
	ThCh$	ThCh$
Chile (excluding Metropolitan Region, Rancagua and San Antonio)	301,187,149	301,187,149
Brazil (Rio de Janeiro, Espirito Santo, Riberão Preto and the investments in Sorocaba and Leão Alimentos y Bebidas Ltda.)	171,577,722	182,986,222
Paraguay	185,495,185	178,475,561
Argentina (North and South)	3,853,629	2,228,168
Total	662,113,685	664,877,100

The movement and balances of identifiable intangible assets are detailed as follows:

	June 30, 2024
Description	Distribution rights	Software	Water rights	Trademarks indefinite useful life	Trademarks definite useful life	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance	664,877,100	23,706,850	587,432	6,341,107	406,101	7,975	695,926,565
Additions	-	4,113,952	-	-	-	-	4,113,952
Amortization /Impairment	-	(3,187,737)	-	-	(93,945)	-	(3,281,682)
Other increases (decreases) (1)	(2,763,415)	1,834,702	-	(395,344)	-	-	(1,324,057)
Ending balance	662,113,685	26,467,767	587,432	5,945,763	312,156	7,975	695,434,778

	December 31, 2023
Description	Distribution rights	Software	Water rights	Trademarks indefinite useful life	Trademarks definite useful life	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance	644,233,416	20,763,351	439,102	5,741,054	593,990	7,975	671,778,888
Additions	-	8,984,225	148,330	-	-	-	9,132,555
Amortization	-	(4,857,341)	-	-	(187,889)	-	(5,045,230)
Impairment (2)	(1,627,000)	-	-	-	-	-	(1,627,000)
Other increases (decreases) (1)	22,270,684	(1,183,385)	-	600,053	-	-	21,687,352
Ending balance	664,877,100	23,706,850	587,432	6,341,107	406,101	7,975	695,926,565

(1)	Mainly corresponds to restatement due to the effects of translation of distribution rights of foreign subsidiaries.
(2)	The rights in Chile related to AdeS were provisioned for impairment according to the annual tests performed. See Note 2.8.

16 – GOODWILL

Movement in Goodwill is detailed as follows:

Cash Generating Unit	01.01.2024	Foreign currency translation differences	06.30.2024
	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	-	8,503,023
Brazilian operation	73,831,515	(4,539,477)	69,292,038
Argentine operation	32,193,085	23,495,557	55,688,642
Paraguayan operation	7,576,179	297,980	7,874,159
Total	122,103,802	19,254,060	141,357,862

Cash Generating Unit	01.01.2023	Foreign currency translation differences	12.31.2023
	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	-	8,503,023
Brazilian operation	66,941,508	6,890,007	73,831,515
Argentine operation	46,254,831	(14,061,746)	32,193,085
Paraguayan operation	7,324,560	251,619	7,576,179
Total	129,023,922	(6,920,120)	122,103,802

17 – OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

	Balance
	Current		Non-current
	06.30.2024	12.31.2023	06.30.2024	12.31.2023
	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans (Note 17.1.1 - 3)	39,088,760	1,500,909	9,507,991	13,403,691
Bonds payable, net (1) (Note 17.2)	31,050,732	27,479,415	977,238,087	953,660,440
Bottle guaranty deposits	12,238,265	12,632,184	-	-
Derivative contract liabilities (Note 17.3)	922,755	1,458,210	31,389,576	52,449,925
Lease liabilities (Note 17.4.1 - 2)	11,530,619	9,926,283	22,891,580	24,811,777
Total	94,831,131	52,997,001	1,041,027,234	1,044,325,833

(1) Amounts net of issuance expenses and discounts related to issuance.

The fair value of financial assets and liabilities is presented below:

	Book value	Fair value	Book value	Fair value
Current	06.30.2024	06.30.2024	12.31.2023	12.31.2023
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalent (2)	232,431,139	232,431,139	303,683,683	303,683,683
Financial assets at fair value (1)	3,794,028	3,794,028	842,906	842,906
Trade debtors and other accounts receivable (2)	220,675,009	220,675,009	298,892,164	298,892,164
Accounts receivable related companies (2)	7,532,124	7,532,124	16,161,318	16,161,318
Bank liabilities (2)	39,088,760	33,419,138	1,500,909	1,465,732
Bonds payable (2)	31,050,732	30,249,521	27,479,415	26,931,768
Bottle guaranty deposits (2)	12,238,265	12,238,265	12,632,186	12,632,186
Forward contracts liabilities (see Note 22) (1)	922,755	922,755	1,458,210	1,458,210
Leasing agreements (2)	11,530,619	11,530,619	9,926,283	9,926,283
Accounts payable (2)	343,123,937	343,123,937	428,911,984	428,911,984
Accounts payable related companies (2)	84,007,818	84,007,818	96,045,624	96,045,624

Non-current	Book value 06.30.2024	Fair value 06.30.2024	Book value 12.31.2023	Fair value 12.31.2023
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets at fair value (1)	95,988,093	95,988,093	78,988,715	78,988,715
Non-current accounts receivable (2)	311,948	311,948	371,401	371,401
Accounts receivable related companies (2)	108,021	108,021	108,021	108,021
Bank liabilities (2)	9,507,991	8,935,668	13,403,691	13,403,691
Bonds payable (2)	977,238,087	882,112,395	953,660,440	894,107,588
Leasing agreements (2)	22,891,580	22,891,580	24,811,777	24,811,777
Non-current accounts payable (2)	2,291,931	2,291,931	2,392,555	2,392,555
Derivative contracts liabilities (see Note 22) (1)	31,389,576	31,389,576	52,449,925	52,449,925
Accounts payable related companies (2)	3,590,578	3,590,578	6,007,041	6,007,041

(1)	Fair values are based on discounted cash flows using market discount rates at the close of the six-month and one-year period and are classified as Level 2 of the fair value measurement hierarchies.

(2)	Financial instruments such as: Cash and Cash Equivalents, Trade debtors and Other Accounts Receivable, Accounts Receivable related companies, Bottle Guarantee Deposits Trade Accounts Payable, and Other Accounts Payable related companies present a fair value that approximates their carrying value, considering the nature and term of the obligation. The business model is to maintain the financial instrument in order to collect/pay contractual cash flows, in accordance with the terms of the contract, where cash flows are received/cancelled on specific dates that exclusively constitute payments of principal plus interest on that principal. These instruments are revalued at amortized cost.

17.1 Bank liabilities

17.1.1 Bank liabilities, current

									Maturity		Total
Indebted Entity			Creditor Entity				Type of	Nominal	Up to	90 days to	At	At
Taxpayer ID	Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	90 days	1 year	06.30.2024	12.31.2023
									ThCh$	ThCh$	ThCh$	ThCh$
91.144.000-8	Embotelladora Andina S.A.	Chile	97.023.000-9	Itaú Corpbanca	Chile	UF	Semiannually	1.50%	-	617,301	617,301	-
91.144.000-8	Embotelladora Andina S.A.	Chile	97.023.000-9	Itaú Corpbanca	Chile	UF	At maturity	0.18%	-	-	-	657,036
91.144.000-8	Embotelladora Andina S.A.	Chile	97.023.000-9	Itaú Corpbanca	Chile	UF	At maturity	0.18%	-	-	-	535,951
91.144.000-8	Embotelladora Andina S.A.	Chile	97.023.000-9	Itaú Corpbanca	Chile	USD	At maturity	0.18%	-	-	-	30,700
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco Estado	Chile	CLP	Semiannually	2.00%	-	-	-	34,460
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco Estado	Chile	CLP	Semiannually	2.20%	4,033,810	-	4,033,810	-
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	CLP	Semiannually	9.49%	-	181,489	181,489	186,233
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	UF	Semiannually	3.32%	-	57,731	57,731	56,529
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	UF	At maturity	7.54%	-	5,000,000	5,000,000	-
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	UF	At maturity	7.10%		1,000,000	1,000,000	-
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Comafi SA	Argentina	AR$	At maturity	40.30%	23,899,915	-	23,899,915	-
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Bando Santa Fe SA	Argentina	AR$	At maturity	40.47%	4,034,906	-	4,034,906	-
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Bando Galicia SA	Argentina	AR$	At maturity	42.50%	4,142	-	4,142	-
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Bando Galicia SA	Argentina	AR$	At maturity	16.00%	259,466	-	259,466	-
										Total	39,088,760	1,500,909

17.1.2 Bank liabilities, non-current

									Maturity
Indebted entity			Creditor entity				Type of	Nominal	1 year up to	More than 2	More than 3	More than 4	More than 5	At
Taxpayer ID	Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	years	06.30.2024
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	CLP	Semiannually	9.49%	-	4,500,000	-	-	-	4,500,000
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	UF	Semiannually	3.32%	-	5,007,991	-	-	-	5,007,991
													Total	9,507,991

17.1.3 Bank liabilities, non-current previous year

									Maturity
Indebted entity			Creditor entity				Type of	Nominal	1 year up to	More than 2	More than 3	More than 4	More than 5	At
Taxpayer ID	Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	years	12.31.2023
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco Estado	Chile	CLP	Semiannually	2.00%	-	-	4,000,000	-	-	4,000,000
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	CLP	Semiannually	9.49%	-	4,500,000	-	-	-	4,500,000
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	UF	Semiannually	3.32%	-	4,903,691	-	-	-	4,903,691
													Total	13,403,691

17.1.4 Current and non-current bank obligations “Restrictions”

Bank obligations are not subject to restrictions for the reported periods.

17.2          Bond obligations

On September 20, 2023, the Company issued corporate bonds in the Swiss public market for CHF 170 million. The operation consisted of a 5-year issue with bullet structure and an annual coupon of 2.7175%. Simultaneously, derivatives (Cross Currency Swaps) have been contracted through our subsidiary in Brazil (Rio de Janeiro Refrescos) to hedge 100% of the financial obligations of the bond that are denominated in Swiss francs by redenominating such liabilities to Brazilian reais.

	Current		Non-current		Total
Composition of bonds payable	06.30.2024	12.31.2023	06.30.2024	12.31.2023	06.30.2024	12.31.2023
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bonds face value [1]	31,734,294	28,170,013	985,371,169	961,723,115	1,017,105,463	989,893,128

17.2.1       Current and non-current balances

Bonds payable correspond to bonds in UF issued by the parent company on the Chilean market, bonds in U.S. dollars issued by the Parent Company on the U.S. market and the Swiss public market . A detail of these instruments is presented below:

							Current		Non-current
Bonds	Series	Current nominal amount	Adjustment unit	Interest rate	Final maturity	Interest payment	06.30.2024	12.31.2023	06.30.2024	12.31.2023
							ThCh$	ThCh$	ThCh$	ThCh$
CMF Registration 254 06.13.2001	B	666,265	UF	6.5%	12.01.2026	Semiannually	12,249,298	11,660,222	12,910,383	18,669,905
CMF Registration 641 08.23.2010	C	1,022,727	UF	4.0%	08.15.2031	Semiannually	5,694,174	5,612,839	33,302,330	35,117,116
CMF Registration 760 08.20.2013	D	4,000,000	UF	3.8%	08.16.2034	Semiannually	2,105,929	2,062,069	150,287,440	147,157,440
CMF Registration 760 04.02.2014	E	3,000,000	UF	3.75%	03.01.2035	Semiannually	1,395,922	1,366,861	112,715,614	110,368,102
CMF Registration 912 10.10.2018	F	5,700,000	UF	2.83%	09.25.2039	Semiannually	1,569,640	1,536,949	214,159,602	209,699,352
U.S. Bonds 2050 01.01.2020	-	300,000,000	USD	3.95%	01.21.2050	Semiannually	4,942,439	4,590,627	283,302,000	263,136,000
Swiss Bond 2023 09.20.2023	-	170,000,000	CHF	2.7175%	09.20.2028	Annual	3,776,892	1,340,446	178,693,800	177,575,200
						Total	31,734,294	28,170,013	985,371,169	961,723,115

1 Gross amounts do not include issuance expenses and discounts related to issuance.

17.2.2 Non-current maturities

		Year of maturity				Total Non-current
	Serie	More than 1 up to 2	More than 2 up to 3	More than 3 up to 4	More than 5	06.30.2024
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CMF Registration 254 06.13.2001	B	12,910,383	-	-		12,910,383
CMF Registration 641 08.23.2010	C	5,123,435	5,123,435	5,123,436	17,932,024	33,302,330
CMF Registration 760 08.20.2013	D	-	-	-	150,287,440	150,287,440
CMF Registration 760 04.02.2014	E	-	-	-	112,715,614	112,715,614
CMF Registration 912 10.10.2018	F	-	-	-	214,159,602	214,159,602
U.S. Bonds 2050 01.21.2020	-	-	-	-	283,302,000	283,302,000
Swiss Bond 2023 09.20.2023	-	-	-	-	178,693,800	178,693,800
Total		18,033,818	5,123,435	5,123,436	957,090,480	985,371,169

17.2.3 Market rating

The bonds issued on the Chilean market had the following rating:

AA+	:	ICR Compañía Clasificadora de Riesgo Ltda. rating
AA+	:	Fitch Chile Clasificadora de Riesgo Limitada rating

The rating of bonds issued on the international market had the following rating:

BBB	:	S&P Global Ratings
BBB+	:	Fitch Ratings Inc.

17.2.4       Restrictions

17.2.4.1 Restrictions regarding bonds placed abroad.

Obligations with bonds placed abroad are not affected by financial restrictions for the periods reported.

17.2.4.2 Restrictions regarding bonds placed in the local market.

The following financial information was used for calculating restrictions:

06.30.2024
ThCh$
Average net financial debt last 4 quarters	692,593,509
Net financial debt	734,134,128
Unencumbered assets	2,872,892,662
Total unsecured liabilities	1,839,740,277
EBITDA LTM	521,436,807
Net financial expenses LTM	38,718,308

Restrictions on the issuance of bonds for a fixed amount registered under number 254, series B1 and B2.

•	Maintain an Indebtedness Level not greater than three point five times the EBITDA. For these purposes, "Indebtedness Level" will be considered as the ratio between /a/ the average over the last four Quarters of the Consolidated Net Financial Liabilities, and /b/ the accumulated EBITDA in the period of twelve consecutive months ending at the closing of the latest "Consolidated Financial Statements of Income by Function".

“Consolidated Net Financial Liabilities” will be considered as the result of : /i/ "Other Financial Liabilities, Current", plus /ii/ "Other Financial Liabilities, Non-Current", minus /iii/ the sum of "Cash and Cash Equivalents"; plus "Other Financial Assets, Current"; plus "Other Financial Assets, Non-Current" (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to hedge exchange rate and/or interest rate risk of financial liabilities);

“EBITDA” will be considered as the addition of the following accounts of the "Consolidated Financial Statements of Income by Function" contained in the Issuer's Consolidated Financial Statements: "Revenues from Ordinary Activities", "Cost of Sales", "Distribution Costs", "Administrative Expenses" and "Other Expenses, by function", discounting the value of "Depreciation" and "Amortization for the Year" presented in the Notes to the Issuer's Consolidated Financial Statements.

As of the date of these financial statements, this ratio was 1.33 times.

•	Maintain, and in no manner lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” (Región Metropolitana) as a territory in Chile in which we have been authorized by The Coca-Cola Company for the development, production, sale and distribution of products and brands of the licensor, in accordance to the respective bottler or license agreement, renewable from time to time.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of this date is franchised by TCCC to the Company for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer's Adjusted Consolidated Operating Cash Flow.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities.

Unsecured consolidated liabilities payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

As of the date of these financial statements, this ratio was 1.56 times.

Restrictions to bond lines registered in the Securities Registered under number 641, series C

•	Maintain an Indebtedness Level not greater than three point five times the EBITDA. For these purposes, "Indebtedness Level" will be considered as the ratio between /a/ the average over the last four Quarters of the Consolidated Net Financial Liabilities, and /b/ the accumulated EBITDA in the period of twelve consecutive months ending at the closing of the latest "Consolidated Financial Statements of Income by Function".

“Consolidated Net Financial Liabilities" will be considered as the result of: /i/ "Other Financial Liabilities, Current", plus /ii/ "Other Financial Liabilities, Non-Current", minus /iii/ the sum of "Cash and Cash Equivalents"; plus "Other Financial Assets, Current"; plus "Other Financial Assets, Non-Current" (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to hedge exchange rate and/or interest rate risk of financial liabilities);

"EBITDA" will be considered as the addition of the following accounts of the "Consolidated Financial Statements of Income by Function" contained in the Issuer's Consolidated Financial Statements: "Revenues from Ordinary Activities", "Cost of Sales", "Distribution Costs", "Administrative Expenses" and "Other Expenses, by function", discounting the value of "Depreciation" and "Amortization for the Year" presented in the Notes to the Issuer's Consolidated Financial Statements.

As of the date of these financial statements, this ratio was 1.33 times.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities.

Unencumbered assets refer to the assets that are the property of the issuer; classified under Total Assets of the Issuer’s Financial Statements; and that are free of any pledge, mortgage or other liens constituted in favor of third parties, less "Other Current Financial Assets" and "Other Non-Current Financial Assets" of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

Unsecured total liabilities correspond to liabilities from Total Current Liabilities and Total Non-Current Liabilities of Issuer’s Financial Statement which do not benefit from preferences or privileges, less "Other Current Financial Assets" and "Other Non-Current Financial Assets" of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

As of the date of these financial statements, this ratio was 1.56 times.

•	Maintain a level of "Net Financial Coverage" greater than 3 times in its quarterly financial statements. Net financial coverage means the ratio between the issuer's EBITDA of the last 12 months and the issuer's Net Financial Expenses in the last 12 months. Net Financial Expenses will be regarded as the difference between the absolute value of interest expense associated with the issuer's financial debt account accounted for under "Financial Costs"; and interest income associated with the issuer's cash accounted for under the Financial Income account. However, this restriction shall be deemed to have been breached where the mentioned level of net financial coverage is lower than the level previously indicated during two consecutive quarters.

As of the date of these financial statements, Net Financial Coverage was 13.47 times.

Restrictions to bond lines registered in the Securities Registrar under number 760, series D and E.

•	Maintain an Indebtedness Level not greater than three point five times the EBITDA. For these purposes, "Indebtedness Level" will be considered as the ratio between /a/ the average over the last four Quarters of the Consolidated Net Financial Liabilities, and /b/ the accumulated EBITDA in the period of twelve consecutive months ending at the closing of the latest "Consolidated Financial Statements of Results by Function".

“Consolidated Net Financial Liabilities" will be considered as the result of : /i/ "Other Financial Liabilities, Current", plus /ii/ "Other Financial Liabilities, Non-Current", minus /iii/ the sum of "Cash and Cash Equivalents"; plus "Other Financial Assets, Current"; plus "Other Financial Assets, Non-Current" (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to hedge exchange rate and/or interest rate risk of financial liabilities);

“EBITDA" will be considered as the addition of the following accounts of the "Consolidated Financial Statements of Income by Function" contained in the Issuer's Consolidated Financial Statements: "Revenues from Ordinary Activities", "Cost of Sales", "Distribution Costs", "Administrative Expenses" and "Other Expenses, by function", discounting the value of "Depreciation" and "Amortization for the Year" presented in the Notes to the Issuer's Consolidated Financial Statements.

As of the date of these financial statements, this ratio was 1.33 times.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities payable.

Unsecured Consolidated Liabilities Payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

The following will be considered in determining Consolidated Assets: assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Financial Statements. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

As of the date of these financial statements, this ratio was 1.56 times.

•	Maintain, and in no manner, lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” as a territory franchised to the Issuer in Chile by The Coca-Cola Company, hereinafter also referred to as "TCCC" or the "Licensor" for the development, production, sale and distribution of products and brands of said licensor, in accordance to the respective bottler or license agreement, renewable from time to time. Losing said territory means the non-renewal, early termination or cancellation of this license agreement by TCCC, for the geographical area today called "Metropolitan Region". This reason shall not apply if, as a result of the loss, sale, transfer or disposition, of that licensed territory is purchased or acquired by a subsidiary or an entity that consolidates in terms of accounting with the Issuer.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of these instruments is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer's Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer. For these purposes, the term "Adjusted Consolidated Operating Cash Flow" shall mean the addition of the following accounting accounts of the Issuer's Consolidated Statement of Financial Position: (i) "Gross Profit" which includes regular activities and cost of sales; less (ii) "Distribution Costs"; less (iii) "Administrative Expenses"; plus (iv) "Participation in profits (losses) of associates that are accounted for using the equity method"; plus (v) "Depreciation"; plus (vi) "Intangibles Amortization".

Restrictions to bond lines registered in the Securities Registrar under number 912, series F.

•	Maintain an Indebtedness Level not greater than three point five times the EBITDA. For these purposes, "Indebtedness Level" will be considered as the ratio between /a/ the average over the last four Quarters of the Consolidated Net Financial Liabilities, and /b/ the accumulated EBITDA in the period of twelve consecutive months ending at the closing of the latest "Consolidated Financial Statements of Results by Function".

"Consolidated Net Financial Liabilities" will be considered as the result of : /i/ "Other Financial Liabilities, Current", plus /ii/ "Other Financial Liabilities, Non-Current", minus /iii/ the sum of "Cash and Cash Equivalents"; plus "Other Financial Assets, Current"; plus "Other Financial Assets, Non-Current" (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to hedge exchange rate and/or interest rate risk of financial liabilities);

"EBITDA" will be considered as the sum of the following accounts of the "Consolidated Financial Statements of Income by Function" contained in the Issuer's Consolidated Financial Statements: "Revenues from Ordinary Activities", "Cost of Sales", "Distribution Costs", "Administrative Expenses" and "Other Expenses, by function", discounting the value of "Depreciation" and "Amortization for the Year" presented in the Notes to the Issuer's Consolidated Financial Statements.

As of the date of these financial statements, this ratio was 1.33 times.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities payable. Unsecured Consolidated Liabilities Payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position. The following will be considered in determining Consolidated Assets: assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Financial Statements. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

As of the date of these financial statements, this ratio was 1.56 times.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of local bonds Series C, D and E is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer's Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer. For these purposes, the term "Adjusted Consolidated Operating Cash Flow" shall mean the addition of the following accounting accounts of the Issuer's Consolidated Statement of Financial Position: (i) "Gross Profit" which includes regular activities and cost of sales; less (ii) "Distribution Costs"; less (iii) "Administrative Expenses"; plus (iv) "Participation in profits (losses) of associates that are accounted for using the equity method"; plus (v) "Depreciation"; plus (vi) "Intangibles Amortization".

As of the date of these financial statements, the Company complies with all financial covenants.

17.3 Derivative contract obligations

Please see details in Note 22.

17.4 Liabilities for leasing agreements

17.4.1 Current liabilities for leasing agreements

								Maturity		Total
Indebted entity		Creditor entity				Type of	Nominal	Up to	90 days and	at		At
Name	Country	Tax ID	Name	Country	Currency	Amortization	Rate	90 days	Up to 1 year	06.30.2024		12.31.2023
								ThCh$	ThCh$	ThCh$		ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	12.28%	317,517	1,012,891	1,330,408		1,334,761
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack	Brazil	BRL	Monthly	7.39%	121,099	382,739	503,838		518,253
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Real estate	Brazil	BRL	Monthly	8.10%	339,661	895,397	1,235,058		541,111
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leão	Brazil	BRL	Monthly	3.50%	75,718	215,835	291,553		323,011
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	142,390	427,171	569,561		354,873
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	50.00%	134,460	119,831	254,291		805,124
Embotelladora del Atlántico S.A.	Argentina	Foreign	Systems	Argentina	USD	Monthly	12.00%	20,814	52,308	73,122		76,769
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	12.00%	236,126	277,685	513,811		254,035
Vital Jugos S:A	Chile	76.080.198-4	De Lage Landen Chile S.A	Chile	USD	Linear	3.56%	169,608	343,853	513,461		-
Vital Jugos S.A.	Chile	77.951.700-4	Sig Combibloc Chile SPA.	Chile	EUR	Linear	37.96%	35,381	111,149	146,530		-
Vital Jugos S:A	Chile	76.080.198-4	De Lage Landen Chile S.A	Chile	USD	Monthly	5.49%	-	-	-		626,747
Vital Jugos S.A.	Chile	77.951.700-4	Sig Combibloc Chile SPA.	Chile	EUR	Monthly	39.22%	-	-	-		123,697
Vital Aguas S.A	Chile	76.572.588-7	Coca-Cola del Valle New Ventures S.A	Chile	CLP	Monthly	11.24%	-	-	-		998,501
Vital Aguas S.A	Chile	76.572.588-7	Coca-Cola del Valle New Ventures S.A	Chile	CLP	Linear	5.50%	305,778	208,718	514,496		-
Envases Central S.A	Chile	76.572.588-7	Coca-Cola del Valle New Ventures S.A	Chile	CLP	Monthly	3.86%	-	-	-		603,428
Envases Central S.A	Chile	76.572.588-7	Coca-Cola del Valle New Ventures S.A	Chile	CLP	Monthly	7.19%	638,110	1,321,029	1,959,139		-
Transportes Polar S.A.	Chile	76.413.243-2	Cons. Inmob. e Inversiones Limitada	Chile	UF	Monthly	2.89%	436,583	128,214	564,797		128,214
Transportes Polar S.A.	Chile	76.536.499-K	Jungheinrich Rentalift SPA	Chile	UF	Monthly	4.11%	-	-	-	,	325,105
Transportes Polar S.A.	Chile	93.075.000-k	Importadora Técnica Vignola SAIC	Chile	UF	Monthly	3.67%	-	-	-		75,682
Transportes Andina Refrescos Ltda.	Chile	78.861.790-9	Comercializadora Novaverde Limitada	Chile	UF	Monthly	0.45%	-	-	-		198,555
Transportes Andina Refrescos Ltda.	Chile	78.861.790-9	Comercializadora Novaverde Limitada	Chile	UF	Monthly	0.32%	119,405	324,108	443,513		-
Transportes Andina Refrescos Ltda.	Chile	76.536.499-K	Jungheinrich Rentalift SPA	Chile	UF	Monthly	0.24%	257,772	784,534	1,042,306		1,006,025
Transportes Andina Refrescos Ltda.	Chile	76.536.499-K	Jungheinrich Rentalift SPA	Chile	UF	Monthly	0.34%	195,863	599,787	795,650		763,257
Transportes Andina Refrescos Ltda.	Chile	85.275.700-0	Arrendamiento De Maquinaria SPA	Chile	UF	Monthly	0.45%	90,179	153,025	243,204		350,874
Red de Transportes Comerciales Ltda.	Chile	76.930.501-7	Inmobiliaria Ilog Avanza Park	Chile	UF	Monthly	2.48%	132,728	403,153	535,881		518,261
								Total		11,530,619		9,926,283

The Company maintains leases on forklifts, vehicles, real estate and machinery. These leases have an average lifespan of between one and eight years without including a renewal option in the contracts.

17.4.2 Non-current liabilities for leasing agreements

							Maturity
Indebted Entity		Creditor Entity				Amortization	Nominal	1 year up to	2 years up to	3 years up to	4 years up to	More than	At
Name	Country	Taxpayer ID	Name	Country	Currency	Type	Rate	2 years	3 years	4 years	5 years	5 years	06.30.2024
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	12.28%	1,503,362	1,698,799	1,919,643	1,601,795	-	6,723,599
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack|	Brazil	BRL	Monthly	7.39%	559,717	622,537	692,409	770,124	1,032,943	3,677,730
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Real Estate	Brazil	BRL	Monthly	8.18%	1,094,941	311,277	22,790	-	-	1,429,008
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leao Alimentos e Bebidas Ltda.	Brazil	BRL	Monthly	11.25%	156,448	29,112	17,893	-	-	203,453
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	569,562	569,562	569,562	569,562	441,205	2,719,453
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real Estate	Argentina	USD	Monthly	12.00%	327,704	265,552	265,552	265,552	951,561	2,075,921
Embotelladora del Atlántico S.A.	Argentina	Foreign	Systems	Argentina	USD	Monthly	12.00%	17,519	-	-	-	-	17,519
Vital Jugos S.A	Chile	77.951.198-4	Sig Combibloc Chile SPA.	Chile	EUR	Monthly	37.96%	224,469	112,235	257,478	128,739	353,428	1,076,349
Transportes Andina Refrescos Ltda.	Chile	76.536.499-k	Jungheinrich Rentalift SPA	Chile	UF	Monthly	0.24%	295,481	147,740	-	-	-	443,221
Transportes Andina Refrescos Ltda..	Chile	76.536.499-k	Jungheinrich Rentalift SPA	Chile	UF	Monthly	0.34%	1,128,445	564,223	857,831	428,915	-	2,979,414
Red de Transportes comerciales Ltda.	Chile	76.930.501-7	Inmobiliaria Ilog Avanza Park	Chile	UF	Monthly	2.48%	60,408	30,204	-	-	-	90,612
Transportes Polar S.A.	Chile	76.413.243-2	Cons. Inmob. e Inversiones Limitada	Chile	UF	Monthly	2.89%	970,201	485,100	-	-	-	1,455,301
												Total	22,891,580

17.4.3 Non-current liabilities for leasing agreements (previous year)

							Maturity
Indebted entity		Creditor entity				Amortization	Nominal	1 year up to	2 years up to	3 years up to	4 years up to	More than	At
Name	Country	Taxpayer ID	Name	Country	Currency	Type	2 years	2 years	3 years	4 years	5 years	5 years	12.31.2023
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	12.28%	1,508,279	1,704,356	1,925,922	2,176,292	586,918	7,901,767
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack	Brazil	BRL	Monthly	7.39%	572,983	633,670	700,981	775,654	1,514,109	4,197,397
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Real Estate	Brazil	BRL	Monthly	8.10%	351,697	316,738	166,992	-	-	835,427
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leão Alimentos e Bebidas Ltda.	Brazil	BRL	Monthly	3.50%	298,867	34,834	32,714	-	-	366,415
Embotelladora del Atlántico S.A.	Argentina	O-E	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	473,164	236,582	473,164	236,582	325,300	1,744,792
Embotelladora del Atlántico S.A.	Argentina	O-E	Real Estate	Argentina	ARS	Monthly	50.00%	3,505	1,752	-	-	-	5,257
Embotelladora del Atlántico S.A.	Argentina	O-E	Real Estate	Argentina	USD	Monthly	12.00%	391,171	195,586	329,479	164,740	1,009,031	2,090,007
Embotelladora del Atlántico S.A.	Argentina	O-E	Systems	Argentina	USD	Monthly	12.00%	30,877	15,438	-	-	-	46,315
Vital Jugos S.A.	Chile	O-E	De Lage Landen Chile S.A	Chile	USD	Monthly	5.49%	166,326	-	-	-	-	166,326
Vital Jugos S.A.	Chile	77.951.198-4	Sig Combibloc Chile SPA.	Chile	EUR	Monthly	39.22%	215,369	107,685	238,039	119,019	446,054	1,126,166
Transportes Andina Refrescos Ltda.	Chile	85.275.700-0	Arrendamiento De Maquinaria SPA	Chile	UF	Monthly	0.45%	40,226	20,113	-	-	-	60,339
Transportes Andina Refrescos Ltda.	Chile	76.536.499-k	Jungheinrich Rentalift SPA	Chile	UF	Monthly	0.24%	631,973	315,986	-	-	-	947,959
Transportes Andina Refrescos Ltda.	Chile	76.536.499-k	Jungheinrich Rentalift SPA	Chile	UF	Monthly	0.34%	1,082,507	541,253	1,124,173	562,086	-	3,310,018
Red de Transportes Comerciales Ltda.	Chile	76.930.501-7	Inmobiliaria Ilog Avanza Park	Chile	UF	Monthly	2.48%	235,140	117,570	-	-	-	352,709
Transportes Polar S.A.	Chile	76.413.243-2	Cons. Inmob. e Inversiones Limitada	Chile	UF	Monthly	2.89%	51,013	25,506	-	-	-	76,519
Transportes Polar S.A.	Chile	76.536.499-K	Jungheinrich Rentalift SPA	Chile	UF	Monthly	4.11%	484,434	242,217	495,328	247,664	-	1,469,643
Transportes Polar S.A.	Chile	93.075.000-k	Importadora Técnica Vignola SAIC	Chile	UF	Monthly	3.67%	76,480	38,240	-	-	-	114,721
												Total	24,811,777

Leasing agreement obligations are not subject to financial restrictions for the reported periods.

18 – TRADE AND OTHER ACCOUNTS PAYABLE

Trade and other accounts payable are detailed as follows:

Classification	06.30.2024	12.31.2023
	ThCh$	ThCh$
Current	343,123,937	428,911,984
Non-current	2,291,931	2,392,555
Total	345,415,868	431,304,539

Item	06.30.2024	12.31.2023
	ThCh$	ThCh$
Trade accounts payable	251,681,277	296,701,188
Withholding tax	42,543,867	74,435,775
Others (1)	51,190,724	60,167,576	(1)
Total	345,415,868	431,304,539

(1)	Other current considers the account payable to former shareholders of Companhia de Bebidas Ipiranga ("CBI"). See Note 6 for further information.

19 – OTHER PROVISIONS, CURRENT AND NON-CURRENT

19.1	Balances

The composition of provisions is as follows:

Description	06.30.2024	12.31.2023
	ThCh$	ThCh$
Litigation (1)	57,458,447	54,801,896
Total	57,458,447	54,801,896

Current	1,730,385	1,314,106
Non-current	55,728,062	53,487,790
Total	57,458,447	54,801,896

(1)	Correspond to the provision made for the probable losses of tax, labor and commercial contingencies, according to the following detail:

Description (see note 23.1)	06.30.2024	12.31.2023
	ThCh$	ThCh$
Tax contingencies	31,548,775	29,637,064
Labor contingencies	13,953,966	13,200,665
Civil contingencies	11,955,706	11,964,167
Total	57,458,447	54,801,896

19.2	Movements

The movement of principal provisions over litigation is detailed as follows:

Description	06.30.2024	12.31.2023
	ThCh$	ThCh$
Opening balance at January 1st	54,801,896	48,695,427
Additional provisions	122,923	-
Increase (decrease) in existing provisions	9,756,919	6,635,882
Used provision (payments made charged to the provision)	(3,869,174)	(4,139,270)
Reversal of unused provision	(17,716)	-
Increase (decrease) due to foreign exchange rate differences	(3,336,401)	3,609,857
Total	57,458,447	54,801,896

20 – OTHER NON-FINANCIAL LIABILITIES

Other current and non-current non-financial liabilities at each reporting period end are detailed as follows:

	Current		Non-current
Description	06.30.2024	12.31.2023	06.30.2024	12.31.2023
	ThCh$	ThCh$	ThCh$	ThCh$
Dividends payable	312,469	32,081,207	-	-
Other	8,817,034	10,291,953 (1)	4,718,015	2,506,795
Total	9,129,503	42,373,160	4,718,015	2,506,795

(1) Corresponds to prepayment from Coca-Cola de Chile S.A. for a marketing co-participation plan for the penetration of market equipment, which will be developed in the short term.

21 – EQUITY

21.1	Number of shares:

	Number of subscribed, paid-in and voting shares
Series	2024	2023
A	473,289,301	473,289,301
B	473,281,303	473,281,303

21.1.1	Capital:

	Paid-in and subscribed capital
Series	2024	2023
	ThCh$	ThCh$
A	135,379,504	135,379,504
B	135,358,070	135,358,070
Total	270,737,574	270,737,574

21.1.2	Rights of each series:

•	Series A: Elect 12 of the 14 Directors.

•	Series B: Receive an additional 10% of dividends distributed to Series A and elects 2 of the 14 Directors.

21.2	Dividend policy

Under Chilean law, we must distribute cash dividends equivalent to at least 30% of our annual net profit, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the Company shall not be legally obligated to distribute dividends from accumulated earnings, unless approved by the General Shareholders Meeting. At the General Shareholders’ Meeting held in April 2024, shareholders agreed to pay out of the 2023 earnings a final dividend additional to the 30% required by Chile’s Law on Corporations and an eventual final dividend, which were paid on May 23 and May 30, 2024, respectively.

The dividends declared and/or paid per share are presented below:

Approval-Payment Periods		Dividend type	Profits imputable to dividends	CLP Series A	CLP Series B
12.28.2023	01.25.2024	Interim	2023 Earnings	32.00	35.20
04.25.2024	05.23.2024	Final	Retained Earnings	32.00	35.20
04.25.2024	05.30.2024	Final	Retained Earnings	30.00	33.00

21.3	Other reserves

The balance of other reserves includes the following:

Concept	06.30.2024	06.30.2023
	ThCh$	ThCh$
Polar acquisition	421,701,520	421,701,520
Foreign currency translation reserves	(575,359,591)	(584,080,070)
Cash flow hedge reserve	(11,928,123)	(24,227,536)
Reserve for employee benefit actuarial gains or losses	(6,969,431)	(7,863,735)
Legal and statutory reserves	5,435,538	5,435,538
Other	6,014,568	6,014,568
Total	(161,105,519)	(183,019,715)

21.3.1	Polar acquisition

This amount corresponds to the difference between the valuation at fair value of the issuance of shares of Embotelladora Andina S.A. and the book value of the paid capital of Embotelladoras Coca-Cola Polar S.A., which was finally the value of the capital increase notarized in legal terms.

21.3.2	Cash flow hedge reserve

They arise from the fair value of the existing derivative contracts that have been qualified for hedge accounting at the end of each financial period. When contracts have expired, these reserves are adjusted and recognized in the income statement in the corresponding period (see Note 22).

21.3.3	Reserve for employee benefit actuarial gains or losses

Corresponds to the restatement effect of employee benefits actuarial gains or losses that according to IAS 19 amendments must be carried to other comprehensive income.

21.3.4	Legal and statutory reserves

In accordance with Official Circular N° 456 issued by the Chilean Financial Market Commission (CMF), the legally required price-level restatement of paid-in capital for 2009 is presented as part of other equity reserves and is accounted for as a capitalization from Other Reserves with no impact on net income or retained earnings under IFRS. This amount totaled CLP 5,435,538 thousand as of December 31, 2009.

21.3.5	Foreign currency translation reserves

This corresponds to the conversion of the financial statements of foreign subsidiaries whose functional currency is different from the presentation currency of the Consolidated Financial Statements. Additionally, exchange differences between accounts receivable kept by the companies in Chile with foreign subsidiaries are presented in this account, which have been treated as investment accounted for using the equity method, Translation reserves are detailed as follows:

Description	06.30.2024	06.30.2023
	ThCh$	ThCh$
Brazil	(129,669,339)	(137,334,582)
Argentina	(471,679,448)	(438,327,135)
Paraguay	25,989,196	(8,418,353)
Total	(575,359,591)	(584,080,070)

The movement of this reserve for the periods ended on the dates indicated below, is detailed as follows:

Description	06.30.2024	06.30.2023
	ThCh$	ThCh$
Brazil	(23,527,351)	3,427,815
Argentina	(6,732,665)	(77,338,286)
Paraguay	11,733,324	(14,686,233)
Total	(18,526,692)	(88,596,704)

21.4	Non-controlling interests

This is the recognition of the portion of equity and income from subsidiaries owned by third parties. This account is detailed as follows:

	Non-controlling interests
	Ownership %		Shareholders’ Equity		Income
			June	June	June	June
Description	2024	2023	2024	2023	2024	2023
			ThCh$	ThCh$	ThCh$	ThCh$
Embotelladora del Atlántico S.A.	0.0171	0.0171	44,779	32,236	4,285	4,530
Andina Empaques Argentina S.A.	0.0209	0.0209	4,492	4,001	(273)	(313)
Paraguay Refrescos S.A.	2.1697	2.1697	5,925,301	5,372,869	661,168	476,400
Vital S.A.	35.0000	35.0000	9,678,866	9,457,590	30,717	344,063
Vital Aguas S.A.	33.5000	33.5000	2,444,016	2,418,332	5,411	145,347
Envases Central S.A.	40.7300	40.7300	7,854,909	7,271,021	135,673	311,051
Re-Ciclar S.A	40.0000	40.0000	8,794,167	6,686,011	(51,384)	280,867
Total			34,746,530	31,242,060	785,597	1,561,945

21.5	Earnings per share

The basic earnings per share presented in the statement of comprehensive income is calculated as the quotient between income for the period and the weighted average number of shares outstanding during the same period.

Earnings per share used to calculate basic and diluted earnings per share is detailed as follows:

Earnings per share	06.30.2024
	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (CLP 000’s)	44,566,310	49,022,150	93,588,460
Weighted average number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (CLP)	94.16	103.58	98.87

Earnings per share	06.30.2023
	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (CLP 000’s)	25,205,627	27,725,743	52,931,370
Weighted average number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (CLP)	53.26	58.58	55.92

22 – DERIVATIVE ASSETS AND LIABILITIES

Embotelladora Andina currently maintains “Cross Currency Swaps” and “Currency Forward” agreements as derivative financial instruments.

Cross Currency Swaps (“CCS”), also known as interest rate and currency swaps are valued by the method of discounted future cash flows at a market rate corresponding to the currencies and rates of the transaction.

On the other hand, the fair value of forward currency contracts is calculated in reference to current forward exchange rates for contracts with similar maturity profiles.

As of the date of these financial statements, the Company holds the following derivative instruments:

22.1	Accounting recognition of cross currency and rate swaps

Cross Currency Swaps, associated with local Bonds (Chile)

At the closing date of these financial statements, the Company maintains derivative contracts to secure some of its bond debt issued in Unidades de Fomento totaling UF 8,688,990 (UF 8,911,035 as of December 31, 2023), to convert those obligations to CLP.

These contracts were valued at fair value, yielding a net asset as of the closing date of these financial statements of ThCh$ 73,949,071 (ThCh$ 71,053,190 as of December 31, 2023) which is presented in Other non-current financial assets. Maturity dates of derivative contracts are distributed throughout 2026, 2031, 2034 and 2035.

Cross Currency Swaps, associated with international Bonds (U.S.A. and Switzerland)

At the closing date of these financial statements, the Company has derivative contracts to secure obligations with the public issued in U.S. dollars for USD 300 million, to convert these obligations into Chilean pesos indexed by the Consumer Price Index (UF) maturing in 2050. Additionally, there are derivative contracts to secure obligations with the public issued in Swiss francs for an amount of CHF 170 million to convert this obligation into Brazilian reais maturing in 2028.

The valuation of the first contract at fair value results in a non-current liability of ThCh$ 31,389,576, as of the closing date of the financial statements (non-current liability of ThCh$ 52,449,925 as of December 31, 2023), while the valuation of the second contract at fair value results in a non-current asset of ThCh$ 22,039,022 (non-current asset of ThCh$ 7,935,525, as of December 31, 2023).

The amount of exchange differences recognized in the statement of income related to financial liabilities in U.S. dollars and Swiss francs is absorbed by the amounts recognized under comprehensive income.

22.2	Forward currency transactions expected to be very likely

During the 2024 period and 2023 fiscal year, Embotelladora Andina entered into forward contracts to ensure the exchange rate on future commodity purchasing needs for its 4 operations, i.e., closing forward instruments in USD/ARS, USD/BRL, USD/CLP, EUR/CLP and USD/PYG. At the closing date of these financial statements, outstanding contracts amount to USD 79.6 million (USD 87.4 million as of December 31, 2023). The valuation of these contracts results in current assets of ThCh$ 3,794,028 and current liabilities of ThCh$ 922,755.

Futures contracts that ensure prices of future raw materials have not been designated as hedge agreements, since they do not fulfill IFRS documentation requirements, whereby its effects on variations in fair value are accounted for directly under other comprehensive income.

22.3 Fair value hierarchy

At the closing date of these financial statements, the Company held assets for derivative contracts for ThCh$ 99,782,121 (ThCh$ 80,083,558 as of December 31, 2023) and held liabilities for derivative contracts for ThCh$ 32,312,231 (ThCh$ 53,908,135 as of December 31, 2023). Those contracts covering existing items have been classified in the same category of hedged, the net amount of derivative contracts by concepts covering forecasted items have been classified in current and non-current financial assets and financial liabilities. All the derivative contracts are carried at fair value in the consolidated statement of financial position.

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:	quoted (unadjusted) prices in active markets for identical assets or liabilities

Level 2:	Inputs other than quoted prices included in level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices)

Level 3:	Inputs for assets and liabilities that are not based on observable market data.

During the reporting period, there were no transfers of items between fair value measurement categories; all of which were valued during the period using level 2.

	Fair Value Measurement at June 30, 2024
	Quoted prices in active markets for	Observable
	identical assets or liabilities	market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Other current financial assets	-	3,794,028	-	3,794,028
Other non-current financial assets	-	95,988,093	-	95,988,093
Total assets	-	99,782,121	-	99,782,121

Liabilities
Other current financial liabilities	-	922,755	-	922,755
Other non-current financial liabilities	-	31,389,576	-	31,389,576
Total Liabilities	-	32,312,331	-	32,312,331

	Fair Value Measurement at December 31, 2023
	Quoted prices in active markets for	Observable
	identical assets or liabilities	market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Other current financial assets	-	1,094,843	-	1,094,843
Other non-current financial assets	-	78,988,714	-	78,988,714
Total assets	-	80,083,557	-	80,083,557

Liabilities
Other current financial liabilities	-	1,458,210	-	1,458,210
Other non-current financial liabilities	-	52,449,925	-	52,449,925
Total Liabilities	-	53,908,135	-	53,908,135

23 – LITIGATION AND CONTINGENCIES

23.1	Lawsuits and other legal actions:

In the opinion of the Company's legal counsel, the Parent

Company and its subsidiaries do not face legal or extrajudicial contingencies that might result in material or significant losses or gains, except for the following:

1)	Embotelladora del Atlántico S.A. and Andina Empaques Argentina S.A. face labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 840,815 thousand (CLP 490,108 thousand as of December 31, 2023). Management considers it unlikely that non-provisioned contingencies will affect the Company's income and equity, based on the opinion of its legal counsel. Additionally, Embotelladora del Atlántico S.A. maintains time deposits for an amount of CLP 67,667 thousand to guaranty judicial liabilities.

2)	Rio de Janeiro Refrescos Ltda. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 54,887,246 thousand (CLP 52,997,682 thousand as of December 31, 2023). Management considers it unlikely that non-provisioned contingencies will affect the Company's income and equity, based on the opinion of its legal counsel. As it is customary in Brazil, Rio de Janeiro Refrescos Ltda. maintains Deposit in courts and assets given in pledge to secure the compliance of certain processes, irrespective of whether these have been classified as a possible, probable or remote. The amounts deposited or pledged as legal guarantees amounted to CLP 24,984,240 thousand (CLP 25,845,561 thousand as of December 31, 2023).

Part of the assets held under warranty by Rio de Janeiro Refrescos Ltda. are in the process of being released and others have already been released in exchange for guarantee insurance and bond letters for BRL 2,052,110,725, with different Financial Institutions and Insurance Companies in Brazil, these entities receive an annual commission fee of 0.17%. and become responsible of fulfilling obligations with the Brazilian tax authorities should any trial result against Rio de Janeiro Refrescos Ltda. Additionally, if the warranty and bond letters are executed, Rio de Janeiro Refrescos Ltda. promises to reimburse to the financial institutions and Insurance Companies any amounts disbursed by them to the Brazilian government.

Main contingencies faced by Rio de Janeiro Refrescos are as follows:

a)	Tax contingencies resulting from credits on tax on industrialized products (IPI).

Rio de Janeiro Refrescos is a party to a series of proceedings under way, in which the Brazilian federal tax authorities demand payment of value-added tax on industrialized products (Imposto sobre Produtos Industrializados, or IPI) totaling BRL 3,322,120,655 at the date of these financial statements.

The Company does not share the position of the Brazilian tax authority in these procedures and considers that it was entitled to claim IPI tax credits in connection with purchases of certain exempt raw materials from suppliers located in the Manaus free trade zone.

Based on the opinion of its advisers, and legal outcomes to date, Management estimates that these procedures do not represent probable losses and has not recorded a provision on these matters.

Notwithstanding the above, the IFRS related to business combination in terms of distribution of the purchase price establish that contingencies must be measured one by one according to their probability of occurrence and discounted at fair value from the date on which it is deemed the loss can be generated. As a result of the acquisition of Companhia de Bebidas Ipiranga in 2013 and pursuant to this criterion and although there are contingencies listed only as possible for BRL 638,646,112 (amount includes adjustments for current lawsuits) a start provision has been generated in the accounting of the business combination for BRL 125,171,277.

b)	Other tax contingencies.

They refer to ICMS-SP tax administrative processes that challenge the credits derived from the acquisition of tax-exempt products acquired by the Company from a supplier located in the Manaus Free Zone. The total amount is BRL 547,612,347 being assessed by external attorneys as a remote loss, so it has no accounting provision.

The company was challenged by the federal tax authority for tax deductibility of a portion of goodwill in the 2014-2016 period arising from the acquisition of Companhia de Bebidas Ipiranga. The tax authority understands that the entity that acquired Companhia de Bebidas Ipiranga is Embotelladora Andina and not Rio de Janeiro Refrescos Ltda. In the view of external lawyers, such a statement is erroneous, classifying it as a possible loss. The value of this process is BRL 1,019,778,098, as of the date of these financial statements.

3)	Embotelladora Andina S.A. and its Chilean subsidiaries face labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 1,681,649 thousand (CLP 1,267,215 thousand as of December 31, 2023). Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

4)	Paraguay Refrescos S.A. faces tax, trade, labor and other lawsuits. Accounting provisions have been made for the contingency of any loss because of these lawsuits amounting to CLP 48,737 thousand (CLP 46,891 thousand as of December 31, 2023). Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

23.2            Direct guarantees and restricted assets:

Guarantees and restricted assets are detailed as follows:

Guarantees that commit assets recognized in the financial statements:

	Committed assets				Accounting value
Guaranty creditor	Debtor name	Relationship	Guaranty	Type	06.30.2024	12.31.2023
					ThCh$	ThCh$
Administradora Plaza Vespucio S.A.	Embotelladora Andina S.A.	Parent company	Guarantee receipt	Trade accounts and other accounts receivable	67,698	169,150
Cooperativa Agrícola Pisquera Elqui Limitada	Embotelladora Andina S.A.	Parent company	Guarantee receipt	Other non-current financial assets	1,169,259	1,125,595
Mall Plaza	Embotelladora Andina S.A.	Parent company	Guarantee receipt	Trade accounts and other accounts receivable	326,739	666,024
Metro S.A.	Embotelladora Andina S.A.	Parent company	Guarantee receipt	Trade accounts and other accounts receivable	22,693	22,222
Parque Arauco S.A.	Embotelladora Andina S.A.	Parent company	Guarantee receipt	Trade accounts and other accounts receivable	152,917	299464
Lease agreement	Embotelladora Andina S.A.	Parent company	Guarantee receipt	Trade accounts and other accounts receivable	90,833	96,299
Others	Embotelladora Andina S.A.	Parent company	Guarantee receipt	Trade accounts and other accounts receivable	47,254	59,468
Several retail	Transportes Polar	Subsidiary	Guarantee receipt	Trade accounts and other accounts receivable	22,235	17,656
Workers’ claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current non-financial assets	7,179,124	7,100,709
Civil and tax claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current non-financial assets	7,258,696	7,485,574
Governmental entities	Rio de Janeiro Refrescos Ltda.	Subsidiary	Plant and equipment	Property, plant & equipment	10,546,420	11,259,278
Distribuidora Baraldo S.H.	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	21	22
Acuña Gomez	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	31	33
Nicanor López	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	22	23
Municipalidad Bariloche	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	-	434
Municipalidad San Antonio Oeste	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	2,286	2,395
Municipalidad Carlos Casares	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	92	97
Municipalidad Chivilcoy	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	14,296	14,979
Others	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	61	64
Granada Maximiliano	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	186	195
Municipalidad de Junin	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	89	94
Almada Jorge	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	253	265
Mirgoni Marano	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	6	7
Temas Industriales SA - Embargo General de Fondos	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	12,983	13,604
DBC SA C CERVECERIA ARGENTINA SA ISEMBECK	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	2,744	2,441
Coto Cicsa	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	1,087	1,139
Cencosud	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	259	271
Jose Luis Kreitzer, Alexis Beade Y Cesar Bechetti	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	24,738	25,920
Vicentin	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	1,025	1,074
Provincia de Entre Ríos	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	7,486
Marcus A.Peña	Paraguay Refrescos	Subsidiary	Real estate	Property, plant & equipment	5,170	5,332
Ana Maria Mazó	Paraguay Refrescos	Subsidiary	Real estate	Property, plant & equipment	1,120	1,077
Stefano Szwao Giacomelli	Paraguay Refrescos	Subsidiary	Real estate	Property, plant & equipment	3,006	2,892
Sofía Cartes	Paraguay Refrescos	Subsidiary	Real estate	Property, plant & equipment	2,596	-

Guarantees that do not commit assets recognized in the Financial Statements:

	Committed assets				Amounts involved
Guaranty creditor	Debtor name	Relationship	Guaranty	Type	06.30.2024	12.31.2023
					ThCh$	ThCh$
Labor procedures	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	2,711,316	2,681,242
Administrative procedures	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	33,572,382	11,245,798
Federal government	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	210,315,371	223,415,663
State government	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	97,335,403	108,317,724
Sorocaba Refrescos	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Guarantor	3,397,579	3,623,490
Others	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	1,278,330	1,369,766
Aduana de EZEIZA	Andina Empaques Argentina S.A.	Subsidiary	Surety insurance	Faithful compliance of contract	281,110	658,369
Aduana de EZEIZA	Andina Empaques Argentina S.A.	Subsidiary	Surety insurance	Faithful compliance of contract	4,183	3,886

24 – FINANCIAL RISK MANAGEMENT

The Company’s businesses are exposed to a variety of financial and market risks (including foreign exchange risk, interest rate risk and price risk). The Company’s global risk management program focuses on the uncertainty of financial markets and seeks to minimize potential adverse effects on the performance of the Company. The Company uses derivatives to hedge certain risks. A description of the primary policies established by the Company to manage financial risks are provided below:

Interest Rate Risk

At the closing date of these financial statements, the Company maintains all of its debt obligations denominated in fixed rates in order to avoid fluctuations in financial expenses resulting from an increase in interest rates.

The Company's indebtedness corresponds to six bonds in the Chilean local market at fixed rates, which currently have an outstanding balance of UF14.54 million (UF14.61 million as of December 31, 2023) denominated in Unidades de Fomento ("UF"), a debt indexed to inflation in Chile (the Company's sales are correlated to the variation of the UF). Of the total bonds, five are redenominated through derivatives to Chilean Pesos (CLP) in their rate and notional value, maintaining the structure of the bond.

On the other hand, the Company has indebtedness in the international market through a USD 300 million fixed-rate 144A/RegS bond issued in the US, which has been redenominated through derivatives to Unidades de Fomento ("UF", Chilean pesos indexed to inflation) in its rate and nominal value, maintaining the structure of the bond. Additionally, in September 2023 a bond was issued in the Swiss market for an amount of CHF 170 million at a fixed rate [CHF], which has been redenominated, through derivatives, to Brazilian reais (BRL) in its rate and notional value, maintaining the structure of the bond.

Credit risk

The credit risk to which the Company is exposed comes mainly from trade accounts receivable maintained with retailers, wholesalers and supermarket chains in domestic markets; and the financial investments held with banks and financial institutions, such as time deposits, mutual funds and derivative financial instruments.

a)	Trade accounts receivable and other current accounts receivable

Credit risk related to trade accounts receivable is managed and monitored by the area of Finance and Administration of each business unit. The Company has a broad client-base implying a high level of atomization of accounts receivable, which are subject to policies, procedures and controls established by the Company. In accordance with such policies, credits must be based objectively, non-discretionary and uniformly granted to all clients of the same segment and channel, provided these will allow generating economic benefits to the Company. The credit limit is checked periodically considering payment behavior. Trade accounts receivable pending of payment are monitored on a monthly basis,

i.	Sale Interruption

In accordance with Corporate Credit Policy, the interruption of sale must be within the following framework: when a customer has outstanding debts for an amount greater than USD 250,000, and over 60 days expired, sale is suspended. The General Manager in conjunction with the Finance and Administration Manager authorize exceptions to this rule, and if the outstanding debt should exceed USD 1,000,000, and in order to continue operating with that client, the authorization of the Chief Financial Officer is required. Notwithstanding the foregoing, each operation can define an amount lower than USD 250,000 according to the country’s reality.

ii.	Impairment

The impairment recognition policy establishes the following criteria for provisions: 30% is provisioned for 31 to 60 days overdue, 60% between 60 and 91 days, 90% between 91 and 120 days overdue and 100% for more than 120 days. Exemption of the calculation of global impairment is given to credits whose delays in the payment correspond to accounts disputed with the customer whose nature is known and where all necessary documentation for collection is available, therefore, there is no uncertainty on recovering them. However, these accounts also have an impairment provision as follows: 40% for 91 to 120 days overdue, 80% between 120 and 170, and 100% for more than 170 days.

iii.	Prepayment to suppliers

The Policy establishes that USD 25,000 prepayments can only be granted to suppliers if its value is properly and fully provisioned. The Treasurer of each subsidiary must approve supplier warranties that the Company receives for prepayments before signing the respective service contract, In the case of domestic suppliers, a warranty ballot (or the instrument existing in the country) shall be required, in favor of Andina executable in the respective country, non-endorsable, payable on demand or upon presentation and its validity will depend on the term of the contract. In the case of foreign suppliers, a stand-by credit letter will be required which shall be issued by a first line bank; in the event that this document is not issued in the country where the transaction is done, a direct bank warranty will be required. Subsidiaries can define the best way of safeguarding the Company’s assets for prepayments under USD 25,000.

iv.	Guarantees

In Chile, we have insurance with Compañía de Seguros de Crédito Continental S.A (AA rating –according to Fitch Chile and Humphreys rating agencies) covering the credit risk regarding trade debtors in Chile.

The rest of the operations do not have credit insurance, instead mortgage guarantees are required for volume operations of wholesalers and distributors in the case of trade accounts receivables. In the case of other debtors, different types of guarantees are required according to the nature of the credit granted.

Historically, uncollectible trade accounts have been lower than 0.5% of the Company’s total sales,

b)	Financial investment.

The Company has a Policy that is applicable to all the companies of the group in order to cover credit risks for financial investments, restricting both the types of instruments as well as the institutions and degree of concentration. The companies of the group can invest in:

i.	Time deposits: only in banks or financial institutions that have a risk rating equal to or higher than Level 1 (Fitch) or equivalent for deposits of less than 1 year and rated A or higher (S&P) or equivalent for deposits of more than 1 year.

ii.	Mutual funds: investments with immediate liquidity and no risk of capital (funds composed of investments at a fixed-term, current account, fixed rate Tit BCRA, negotiable obligations, Over Night, etc.,) in all those counter-parties that have a rating greater than or equal to AA-(S&P) or equivalent, Type 1 Pacts and Mutual Funds, with a rating greater than or equal to AA+ (S&P) or equivalent.

iii.	Other investment alternatives must be evaluated and authorized by the office of the Chief Financial Officer.

Exchange Rate Risk

The Company is exposed to three types of risk caused by exchange rate volatility in the countries where it operates:

a)            Exposure of foreign investment

This risk originates from the translation of net investment from the functional currency of each country (Brazilian Real, Paraguayan Guaraní, and Argentine Peso) to the Parent Company’s reporting currency (Chilean Peso). Appreciation or devaluation of the Chilean Peso with respect to the functional currencies of each country, originates decreases and increases in equity, respectively. The Company does not hedge this risk.

The Company evaluates the fluctuations of the currencies used in the Operations (local currencies) with respect to the presentation currency of the financial statements through a sensitivity analysis on total assets, total liabilities and net equity in local currency.

	USD/CLP	BRL/CLP	ARS/CLP	PGY/CLP
Exchange rate variation at reporting date	7.7%	-6.2%	-4.6%	3.9%
(Foreign currency variation with respect to CLP)

	Brazil	Argentina	Paraguay
	ThCh$	ThCh$	ThCh$
Total assets	912,401,240	456,783,475	336,464,182
Total liabilities	575,080,549	178,179,843	63,375,915
Net investment	337,320,691	278,603,632	273,088,267
Share on income	30.4%	20.9%	9.1%

	BRL/CLP	ARS/CLP	PGY/CLP
-10% variation impact on currency translation	-2.4%	-13.2%	-0.2%
Variation impact on results	(3,948,213)	(2,165,918)	(2,770,203)
Variation impact on equity	(68,704,228)	(49,394,610)	(42,718,520)

The above scenario represents the exchange rate sensitivity of minus 10% over the actual exchange rates at the reporting date, impacting the translation of local currencies to the presentation currency of the Group's financial statements, and how it would impact the results and equity of the different Operations.

Net exposure of assets and liabilities in foreign currency

This risk stems mostly from carrying liabilities in US dollar, so the volatility of the US dollar with respect to the functional currency of each country generates a variation in the valuation of these obligations, with consequent effect on results.

In order to protect the Company from the effects on income resulting from the volatility of the Brazilian Real and the Chilean Peso against the U,S, dollar, the Company maintains derivative contracts (cross currency swaps) to cover almost 100% of US dollar-denominated financial liabilities.

By designating such contracts as hedging derivatives, the effects on income for variations in the Chilean Peso and the Brazilian Real against the US dollar, are mitigated annulling its exposure to exchange rates.

b) Exposure of assets purchased or indexed to foreign currency

This risk originates from purchases of raw materials and investments in Property, plant and equipment, whose values are expressed in a currency other than the functional currency of the subsidiary. Changes in the value of costs or investments can be generated through time, depending on the volatility of the exchange rate.

In order to minimize this risk, the Company maintains a currency hedging policy stipulating that it is necessary to enter into foreign currency derivatives contracts to lessen the effect of the exchange rate over cash expenditures expressed in US dollars, corresponding mainly to payment to suppliers of raw materials in each of the operations. This policy stipulates up to 12-month forward horizon.

Commodities risk

The Company is subject to the risk of price fluctuations in the international markets mainly for sugar, PET resin and aluminum, which are inputs used to produce beverages and containers, which together account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk. To minimize this risk or stabilize often supply contracts and anticipated purchases are made when market conditions warrant.

Liquidity risk

The products we sell are mainly paid for in cash and short-term credit; therefore, the Company´s main source of financing comes from the cash flow of our operations. This cash flow has historically been sufficient to cover the investments necessary for the normal course of our business, as well as the distribution of dividends approved by the General Shareholders’ Meeting. Should additional funding be required for future geographic expansion or other needs, the main sources of financing to consider are: (i) debt offerings in the Chilean and foreign capital markets (ii) borrowings from commercial banks, both internationally and in the local markets where the Company operates; and (iii) public equity offerings.

The following table presents an analysis of the Company’s committed maturities for liability payments throughout the coming years:

	Payments on the year of maturity
Item	1 year	More than 1 up to 2	More than 2 up to 3	More than 3 up to 4	More than 5
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank debt	39,088,760	9,507,991	-	-	-
Bonds payable	31,734,294	18,033,818	5,123,435	5,123,436	988,480,056
Lease obligations	11,530,619	6,908,257	4,836,341	4,603,158	6,543,823
Contractual obligations (1)	87,195,310	19,914,221	18,318,717	9,941,361	3,459,545
Total	169,548,983	54,364,287	28,278,493	19,667,955	998,483,424

(1)	Agreements that the Andina Group has with collaborating entities for its operation, which are mainly related to contracts entered into to supply products and/or support services in information technology services, commitments of the company with its franchisor to make investments or expenses related to the development of the franchise, support services to personnel, security services, maintenance services of fixed assets, purchase of inputs for production, among others.

25 – EXPENSES BY NATURE

Other expenses by nature are:

	01.01.2024	01.01.2023	04.01.2024	04.01.2023
Description	06.30.2024	06.30.2023	06.30.2024	06.30.2023
	ThCh$	ThCh$	ThCh$	ThCh$
Direct production costs	(733,146,325)	(675,158,180)	(330,940,372)	(308,691,512)
Payroll and employee benefits	(225,479,333)	(188,881,765)	(108,230,923)	(94,436,853)
Transportation and distribution	(118,334,450)	(121,244,701)	(56,344,017)	(55,080,118)
Advertisement	(25,174,736)	(18,835,659)	(12,922,911)	(7,670,593)
Depreciation and amortization	(72,007,811)	(59,617,996)	(35,676,809)	(30,253,159)
Repairs and maintenance	(27,093,191)	(17,684,424)	(13,943,058)	(10,133,348)
Other expenses	(84,655,567)	(74,692,079)	(40,552,888)	(38,480,878)
Total (1)	(1,285,891,413)	(1,156,114,804)	(598,610,978)	(544,746,461)

(1)	Corresponds to the addition of cost of sales, administrative expenses and distribution costs.

26 – OTHER INCOME

Other income by function is detailed as follows:

	01.01.2024	01.01.2023	04.01.2024	04.01.2023
Description	06.31.2024	06.30.2023	06.30.2024	06.30.2023
	ThCh$	ThCh$	ThCh$	ThCh$
Gain due to disposal of Property, plant and equipment	98,830	314,270	-	240,573
Others	568,568	421,568	309,304	304,985
Total	667,398	735,838	309,304	545,558

27 – OTHER EXPENSES BY FUNCTION

Other expenses by function are detailed as follows:

	01.01.2024	01.01.2023	04.01.2024	04.01.2023
Description	06.31.2024	06.30.2023	06.30.2024	06.30.2023
	ThCh$	ThCh$	ThCh$	ThCh$
Contingencies and non-operating fees	(12,736,343)	(5,446,270)	(7,015,422)	(2,993,046)
Tax on bank debits	(3,300,524)	(3,127,219)	(1,474,216)	(1,322,289)
Write-offs, disposals and loss (gain) on sale of property, plant and equipment	(901,099)	-	(698,403)	-
Others	(2,620,350)	229,854	(934,555)	643,588
Total	(19,558,316)	(8,343,635)	(10,122,596)	(3,671,747)

28 – FINANCIAL INCOME AND EXPENSES

Financial income and costs are detailed as follows:

a)	Financial income

	01.01.2024	01.01.2023	04.01.2024	04.01.2023
Description	06.31.2024	06.30.2023	06.30.2024	06.30.2023
	ThCh$	ThCh$	ThCh$	ThCh$
Interest income	14,238,316	17,349,852	5,184,575	6,969,943
Ipiranga purchase warranty restatement	25,043	22,543	12,056	11,523
From PIS credit and COFINS (1)	-	135,438	-	-
Other financial income (2)	(4,275,826)	2,898,273	955,828	1,540,896
Total	9,987,533	20,406,106	6,152,459	8,522,362

(1)	See Note 6 for more information on recovery.

(2)	The balance includes a lower income of ThCh$ 5,875,189 (loss) from valuation of instruments (BOPREAL).

b)	Financial expenses

	01.01.2024	01.01.2023	04.01.2024	04.01.2023
Description	06.31.2024	06.30.2023	06.30.2024	06.30.2023
	ThCh$	ThCh$	ThCh$	ThCh$
Bond interest	(25,784,011)	(25,272,855)	(12,816,738)	(12,763,936)
Bank loan interest	(899,502)	(752,218)	(814,856)	(785,590)
Lease interest	(1,646,511)	(1,211,887)	(814,382)	(653,031)
Other financial costs	(3,010,362)	(2,405,401)	(1,273,624)	(1,511,414)
Total	(31,340,386)	(29,642,361)	(15,719,600)	(15,713,971)

29 – OTHER (LOSSES) GAINS

Other (losses) gains are detailed as follows:

	01.01.2024	01.01.2023	04.01.2024	04.01.2023
Description	06.31.2024	06.30.2023	06.30.2024	06.30.2023
	ThCh$	ThCh$	ThCh$	ThCh$
Other gains and losses*	-	(25,763,431)	-	(25,763,411)
Total	-	(25,763,431)	-	(25,763,411)

(1) The balance includes losses recorded in June 2023, for CLP 25,530,162 due to the assignment of a loan owned by Embotelladora Andina S.A. to a financial institution with a discount. The credit of Embotelladora Andina was originally generated as a result of dividends from subsidiaries declared in Argentine pesos.

30 – EXCHANGE DIFFERENCE

Exchange differences are detailed as follows:

	01.01.2024	01.01.2023	04.01.2024	04.01.2023
Description	06.30.2024	06.30.2023	06.30.2024	06.30.2023
	ThCh$	ThCh$	ThCh$	ThCh$
Generated by suppliers	(3,517,878)	(8,329,169)	(1,588,538)	(4,450,747)
Generated by financial assets	(438,872)	(224,318)	(1,099,445)	206,295
Generated by financial liabilities	(287,163)	(1,205,976)	(663,656)	(757,750)
Other	(4,140,099)	762,603	(4,636,941)	759,867
Total	(8,384,012)	(8,996,860)	(7,988,580)	(4,242,335)

31 - LOCAL AND FOREIGN CURRENCY

Local and foreign currency balances are the following:

CURRENT ASSETS	06.30.2024	12.31.2023
	ThCh$	ThCh$
Cash and cash equivalent	232,431,139	303,683,683
USD	9,392,756	9,462,829
EUR	474,973	437,604
CLP	124,975,996	140,758,085
BRL	83,643,172	96,214,729
ARS	2,846,116	18,340,987
PGY	11,098,126	38,469,449

Other current financial assets	73,305,005	67,285,793
CLP	70,532,460	66,587,339
BRL	2,674,497	13,897
ARS	-	684,557
PGY	98,048	-

Other non-current financial assets	49,268,535	19,311,851
USD	4,412,644	174,579
EUR	16,501	615,636
UF	1,243,419	1,196,729
CLP	4,916,752	6,353,138
BRL	3,197,574	3,213,978
ARS	29,664,547	3,531,840
PGY	5,817,098	4,225,951

Trade debtors and other accounts payable	220,675,009	298,892,164
USD	7,245,412	3,511,802
EUR	1,846	1,233
UF	513,723	1,030,138
CLP	125,998,856	182,395,110
BRL	64,342,368	79,993,377
ARS	20,773,732	23,712,111
PGY	1,799,072	8,248,393

Accounts receivable related entities	7,532,124	16,161,318
CLP	7,532,124	14,736,546
BRL	-	1,223,699
ARS	-	-
PGY	-	201,073

Inventory	260,642,109	233,053,160
CLP	102,862,246	106,204,544
BRL	66,463,698	64,808,180
ARS	67,464,438	38,277,180
PGY	23,851,727	23,763,256

Current tax assets	51,400,070	43,383,058
USD	-	6,253,451
CLP	8,750,799	6,213,032
BRL	42,649,271	30,643,656
ARS	-	272,919

Total current assets	895,253,991	981,771,027
USD	21,050,812	19,402,661
EUR	493,320	1,054,473
UF	1,757,142	2,226,867
CLP	445,569,233	523,247,794
BRL	262,970,580	276,111,516
ARS	120,748,833	84,819,594
PGY	42,664,071	74,908,122

NON-CURRENT ASSETS	06.30.2024	12.31.2023
	ThCh$	ThCh$
Other non-current assets	118,517,632	93,316,339
USD	21,677,663	19,030,656
UF	1,216,865	1,216,865
CLP	54,035,260	53,832,722
BRL	22,039,022	7,935,524
ARS	19,548,822	11,300,572

Other non-current, non-financial assets	55,738,504	59,412,482
USD	361,843	609,042
UF	489,047	17,154
CLP	47,531	55,397
BRL	50,898,589	55,660,553
ARS	2,021,341	1,338,592
PGY	1,920,153	1,731,744

Non-current accounts receivable	311,948	371,401
UF	136,981	225,323
CLP	79,268	51,752
ARS	10,901	136
PGY	84,798	94,190

Non-current accounts receivable related entities	108,021	108,021
CLP	108,021	108,021

Investments accounted for using the equity method	87,484,843	91,799,267
CLP	48,789,798	49,790,788
BRL	38,695,045	42,008,479

Intangible assets other than goodwill	695,434,778	695,926,565
USD	3,959,421	3,959,421
CLP	314,473,872	312,908,478
BRL	182,861,802	195,313,156
ARS	8,644,498	5,269,949
PGY	185,495,185	178,475,561

Goodwill	141,357,862	122,103,802
CLP	9,523,768	9,523,767
BRL	68,271,294	72,810,771
ARS	55,688,642	32,193,085
PGY	7,874,158	7,576,179

Property, plant and equipment	1,000,739,187	872,388,811
EUR	-	2,429,848
UF	-	11,316,009
CLP	380,831,608	353,146,598
BRL	286,664,910	277,936,537
ARS	247,769,092	140,055,748
PGY	85,473,577	87,504,071

Deferred tax assets	4,691,443	4,323,174
CLP	2,832,073	2,592,024
PGY	1,859,370	1,731,150

Total non-current assets	2,104,384,217	1,939,749,862
USD	25,998,927	23,599,119
EUR	-	2,429,848
UF	1,842,893	12,775,351
CLP	810,721,198	782,009,547
BRL	649,430,662	651,665,020
ARS	333,683,296	190,158,082
PGY	282,707,241	277,112,895

	06.30.2024			12.31.2023
CURRENT LIABILITIES	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other current financial liabilities	78,594,554	16,236,577	94,831,131	16,062,851	36,934,150	52,997,001
USD	5,385,510	1,101,017	6,486,527	342,000	5,444,143	5,786,143
EUR	35,381	111,149	146,530	32,709	90,988	123,697
UF	24,179,895	2,450,552	26,630,447	13,753,586	13,044,881	26,798,467
CLP	15,019,746	8,328,537	23,348,283	899,930	11,384,709	12,284,639
BRL	853,995	2,506,862	3,360,857	685,038	2,829,430	3,514,468
ARS	29,833,232	119,831	29,953,063	349,588	1,804,522	2,154,110
PGY	-	1,618,629	1,618,629	-	1,482,060	1,482,060
CHF	3,286,795	-	3,286,795	-	853,417	853,417

Trade accounts payable and other accounts payable, current	335,317,646	7,806,291	343,123,937	404,557,957	24,354,027	428,911,984
USD	27,669,919	-	27,669,919	37,085,189	2,156,901	39,242,090
EUR	6,411,002	345,318	6,756,320	5,285,606	297,386	5,582,992
UF	2,040,049	252,241	2,292,290	3,430,102	302,021	3,732,123
CLP	115,011,891	6,538,217	121,550,108	166,250,228	21,597,719	187,847,947
BRL	116,989,704	-	116,989,704	129,596,874	-	129,596,874
ARS	52,781,388	737,919	53,519,307	45,129,973	-	45,129,973
PGY	14,346,289	-	14,346,289	17,779,985	-	17,779,985
Other currencies	-	-		-	-	-

Accounts payable to related companies, current	83,639,853	367,965	84,007,818	96,045,624	-	96,045,624
USD	207,925	-	207,925	-	-
CLP	23,877,660	367,965	24,245,625	39,175,392	-	39,175,392
BRL	44,049,530		44,049,530	40,225,863	-	40,225,863
ARS	7,727,044	-	7,727,044	8,031,621	-	8,031,621
PGY	7,777,694	-	7,777,694	8,612,748	-	8,612,748

Other current provisions	1,431,583	298,802	1,730,385	127,229	1,186,877	1,314,106
UF	-	639	639	-	-
CLP	1,431,583	249,428	1,681,011	127,229	1,139,985	1,267,214
PGY	-	48,735	48,735	-	46,892	46,892

Current tax liabilities	25,384,524	5,855,541	31,240,065	7,700,127	5,711,494	13,411,621
CLP	3,619,679	1,558	3,621,237	2,440,280	23,458	2,463,738
BRL	21,764,845	-	21,764,845	5,259,847	-	5,259,847
ARS	-	3,653,009	3,653,009	-	4,143,057	4,143,057
PGY		2,200,974	2,200,974	-	1,544,979	1,544,979

Current employee Benefit provisions	31,890,812	13,479,375	45,370,187	47,674,090	10,143,710	57,817,800
CLP	9,856,110	790,761	10,646,871	5,769,075	8,867,752	14,636,827
BRL	21,286,428	-	21,286,428	28,791,559	-	28,791,559
ARS	748,274	11,191,190	11,939,464	13,113,456	-	13,113,456
PGY	-	1,497,424	1,497,424	-	1,275,958	1,275,958

Other current non-financial liabilities	8,870,273	259,230	9,129,503	2,364,699	40,008,461	42,373,160
CLP	8,865,969	-	8,865,969	2,360,088	39,785,560	42,145,648
ARS	4,304	-	4,304	4,611	-	4,611
PGY	-	259,230	259,230	-	222,901	222,901

Total current liabilities	565,129,245	44,303,781	609,433,026	574,532,577	118,338,719	692,871,296
USD	33,263,354	1,101,017	34,364,371	37,427,189	7,601,044	45,028,233
EUR	6,446,383	456,467	6,902,850	5,318,315	388,374	5,706,689
UF	26,219,944	2,703,432	28,923,376	17,183,688	13,346,902	30,530,590
CLP	177,682,638	16,276,466	193,959,104	217,022,222	82,799,183	299,821,405
BRL	204,944,502	2,506,862	207,451,364	204,559,181	2,829,430	207,388,611
ARS	91,094,242	15,701,949	106,796,191	66,629,249	5,947,579	72,576,828
PGY	22,123,983	5,624,992	27,748,975	26,392,733	4,572,790	30,965,523
CHF	3,286,795	-	3,286,795	-	853,417	853,417
Other currencies	-	-	-	-	-

	06.30.2024				12.31.2023
NON CURRENT LIABILITIES	More than 1 year up to 3	More than 3 and up to 5	More than 5 years	Total	More than 1 year up to 3	More than 3 and up to 5	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-current financial liabilities	34,901,851	200,113,874	806,011,509	1,041,027,234	39,864,902	203,951,623	800,509,308	1,044,325,833
USD	1,749,899	1,670,228	279,058,915	282,479,042	1,509,143	1,203,965	259,130,959	261,844,067
EUR	336,704	386,217	353,428	1,076,349	323,054	357,058	446,054	1,126,166
UF	26,839,055	11,418,173	494,176,647	532,433,875	32,606,024	12,349,672	486,381,343	531,337,039
CLP		4,500,000	31,389,576	35,889,576	-	8,500,000	52,449,925	60,949,925
BRL	5,976,193	5,024,653	1,032,943	12,033,789	5,421,424	5,778,555	2,101,027	13,301,006
ARS	-	-	-	-	5,257	-	-	5,257
CHF	-	177,114,603	-	177,114,603	-	175,762,373	-	175,762,373

Accounts payable, non-current	2,291,931	-	-	2,291,931	2,392,555	-	-	2,392,555
CLP	2,267,288	-	-	2,267,288	2,392,555	-	-	2,392,555
ARS	24,643	-	-	24,643	-	-	-	-

Accounts payable related companies	3,590,578	-	-	3,590,578	6,007,041	-	-	6,007,041
BRL	3,590,578	-	-	3,590,578	6,007,041	-	-	6,007,041

Other provisions, non-current	55,728,062	-	-	55,728,062	490,107	52,997,683	-	53,487,790
BRL	54,887,246	-	-	54,887,246	-	52,997,683	-	52,997,683
ARS	840,816	-	-	840,816	490,107	-	-	490,107

Deferred tax liabilities	203,690,684	-	-	203,690,684	113,608,651	47,772,196	19,089,372	180,470,219
CLP	98,765,255	-	-	98,765,255	94,801,758	-	1,231,565	96,033,323
BRL	44,570,794	-	-	44,570,794	-	47,772,196	-	47,772,196
ARS	41,794,462	-	-	41,794,462	18,806,893	-	-	18,806,893
PGY	18,560,173	-	-	18,560,173	-	-	17,857,807	17,857,807

Non-current employee benefit provisions	14,842,816	15,835,151	330,782	2,876,935	19,042,868	15,499,538	249,254	2,725,154
CLP	15,148,844	330,782	2,876,935	18,356,561	14,799,923	249,254	2,725,154	17,774,331
ARS	5,528	-	-	5,528	5,242	-	-	5,242
PGY	680,779	-	-	680,779	694,373	-	-	694,373

Other non-financial liabilities	-	4,718,015	-	4,718,015	-	2,506,795	-	2,506,795
BRL	-	4,718,015	-	4,718,015	-	2,506,795	-	2,506,795
ARS	-	-	-	-

Total non-current liabilities	316,038,258	205,162,671	808,888,444	1,330,089,372	177,862,794	307,477,551	822,323,834	1,307,664,179
USD	1,749,899	1,670,228	279,058,915	282,479,042	1,509,143	1,203,965	259,130,959	261,844,067
EUR	336,704	386,217	353,428	1,076,349	323,054	357,058	446,054	1,126,166
UF	26,839,055	11,418,173	494,176,647	532,433,875	32,606,024	12,349,672	486,381,343	531,337,039
CLP	116,181,387	4,830,782	34,266,511	155,278,680	111,994,236	8,749,254	56,406,644	177,150,134
BRL	109,024,811	9,742,668	1,032,943	119,800,422	11,428,465	109,055,229	2,101,027	122,584,721
ARS	42,665,449	-	-	42,665,449	19,307,499	-	-	19,307,499
PGY	19,240,952	-	-	19,240,952	694,373	-	17,857,807	18,552,180
CHF	-	177,114,603	-	177,114,603	-	175,762,373	-	-

32 – ENVIRONMENT (Non-audited)

The Company has made disbursements for industrial process improvements, industrial waste flow measurement equipment, laboratory analysis, consulting on environmental impacts and other studies.

The detail of these disbursements by country is as follows:

	2024 period		Future commitments
	Charged to	Charged to	To be charged to	To be charged to
Countries	expenses	fixed assets	expenses	fixed assets
	ThCh$	ThCh$	ThCh$	ThCh$
Chile	946,496	-	-	-
Argentina	139,483	-	533	-
Brazil	1,084,655	70,439	2,283,157	506,216
Paraguay	109,424	-	-	-
Total	2,280,058	70,439	2,283,690	506,216

33 – SUBSEQUENT EVENTS

No other events have occurred subsequent to June 30, 2024, that may significantly affect the Company's consolidated financial position.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

	By:	/s/ Andrés Wainer
Name: Andrés Wainer
Title: Chief Financial Officer

Santiago, August 9, 2024